04024219

82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME: BAE Systems PLC

*CURRENT ADDRESS: 6 Carlton Gardens
London
SW1Y 5AD UNITED Kingdom

**FORMER NAME: British Aerospace Public LTD CO

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PROCESSED
APR 14 2004
THOMSON FINANCIAL

FILE NO. 82- 03178 FISCAL YEAR 12-31-2003

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 04-06-04



Annual Report 2001

BAE SYSTEMS

THE SYSTEMS COMPANY INNOVATING FOR A SAFER WORLD



Contents

Integrated systems

Designing systems for increasingly complex applications demands an in-depth knowledge of systems engineering skills. Discrete sensor and processing systems need increasingly sophisticated data fusion to meet the demands of complex battlespace solutions. Our technical knowledge and expertise in systems engineering gives us the ability to provide integrated systems to meet this need, supported by our application of design tools and extensive research programmes.

Overview

In 2001, we successfully delivered on our plans, despite significant changes in the marketplace, most notably following the terrorist attacks on 11 September. Profit before interest[1] of £1.26bn was achieved on sales of £13.1bn. The order book[2] increased 6.8% to £43.8bn.

Our North America business is developing well with a strong trading performance, having integrated those businesses acquired in 2000.

In our Programmes business, Eurofighter Typhoon made the important transition from development into production. Also the Nimrod programme has been stabilised following the major review announced in early 2001; an important milestone on this contract – electrical systems 'power on' – was achieved in December 2001.

In November 2001, we completed a review of our commercial aerospace activities following the significant decline in the market. As a result of this review, an exceptional cost of £400m was announced to cover the planned actions, which now draw a line under our exposure to the financial risks inherent in the regional aircraft market.

Important achievements during the year included:

- BAE SYSTEMS, with Lockheed Martin and Northrop Grumman, won the competition for the Joint Strike Fighter (JSF) programme.
- The UK Government announced a revised procurement strategy for the Type 45 Destroyer with BAE SYSTEMS assembling up to 12 ships.
- Despite the cyclical downturn, the order book for the Airbus A380 continues to grow with 85 firm orders for the aircraft by the year end.
- Eurofighter Typhoon made the important transition from development into production.
- Working with our partner Saab we secured two additional export commitments for the Gripen combat aircraft.
- Our Operations business group recovered to profitability[1].

Order book[2] **£43.8bn** Up 6.8%

Sales **£13.1bn** Up 7.8%

Profit before interest[1] **£1.26bn** Up 32.6%

Earnings per share[1] **23.4p** Up 24.5%

Dividend per share **9.0p** Up 5.9%

Operating cash inflow **£0.77bn** Down 59.3%

Net debt **£0.83bn** Reduced by 7.6%

Outlook

Two factors previously identified will adversely impact performance in 2002. The completion of export construction contracts will lead to a reduction in activity in the Programmes business group and the downturn in the commercial aircraft market will result in a much reduced contribution from Airbus. These reductions will be partly mitigated by the overall improvement in performance in the other business groups.

In 2003, an improved performance from defence activities and a maintained position at Airbus can be expected to result in a resumption of growth. Looking further ahead, the existing order book will deliver good growth in defence activity while prospects for Airbus remain excellent over the medium term.

[1] before goodwill amortisation and exceptional items
[2] including joint ventures and after the elimination of inter business group orders



"2001 has been a transitional year in the company's development. Despite difficult markets, we have delivered our plans and we have reshaped our commercial aerospace activities to remove risk and focus on the future growth we see in the large commercial jet market.

"We have also brought about a fundamental shift in our defence business to reflect the growing emphasis on systems and the importance of the US market."

Chairman's letter to shareholders

Dear Shareholder,

BAE SYSTEMS has delivered on its plans for 2001. A number of challenges, most notably the events of 11 September, have resulted in a sharp deterioration in the commercial aircraft market. This will have a significant impact on our civil aerospace activities and will delay the resumption of growth in the performance of the company in 2002 that we previously envisaged. The outlook for our defence businesses remains good with a number of important new programmes set to contribute to our profitability.

The US is the world's largest defence market. In 2001, we have seen benefits starting to flow as our recent US acquisitions have been successfully integrated into the group. Our strategy – to strengthen our position in that market – is working to good effect.

BAE SYSTEMS regards its transatlantic relationship highly. The establishment of this industrial bridge reflects the already strong relationship with the US as close ally and trading partner.

In 2001 BAE SYSTEMS, in partnership with Lockheed Martin and Northrop Grumman, won the US Department of Defense (DoD) competition for the Joint Strike Fighter (JSF) programme – the world's largest ever defence programme, with a combined US and UK requirement for some 3,000 aircraft, before exports. This major contract is potentially worth in excess of £14bn to BAE SYSTEMS and it will provide substantial workload and value over many years with the first development aircraft expected to fly in 2005.

2001 was an important year for our European relationships. We completed the restructuring of Airbus, MBDA and AMS which significantly strengthens these businesses.

In the UK, HM Government announced a far-sighted naval procurement strategy for the Type 45 Destroyer, all of which will be assembled and launched by our Marine business.

Having had a difficult start, the Nimrod programme has now stabilised in line with the revised plan announced early in 2001.

Airbus has already demonstrated its capability to perform with a strong operating performance in 2001 being achieved after investment of some €1.8bn in future programmes. The current market difficulties are a near term concern but some recovery has already been apparent in the early part of 2002 and the outlook for Airbus over the medium term is excellent.

BAE SYSTEMS is a major employer with business operations in many regions of the world. We take seriously our responsibilities to these communities. We have recently introduced enhanced standards of monitoring and reporting on Corporate Social Responsibilities (CSR) issues. For the first time, these are highlighted in this year's report and accounts.

On a more personal note, many of our employees and their families have been greatly affected by the events of 11 September. Our thoughts are particularly with the families of three of our employees – Chuck Jones, Bob Penninger and Jerry Moran – who lost their lives on that day, and with our numerous other employees who are now serving in the war against terrorism as members of the Armed Forces Reserves.

Sir Richard Evans
Chairman
13 February 2002

BAE SYSTEMS has changed fundamentally in the last three years. Following the merger between British Aerospace and Marconi Electronic Systems, acquisitions in North America and the formation of the Integrated Joint Airbus Company (Airbus SAS), we are well positioned to address current and future markets. The headway made over the last few years has resulted in BAE SYSTEMS being a more broadly based company with a better spread of business risk.

Since the early nineties, we have been pursuing a strategy to transform the company into a world-wide business with systems engineering at its heart. The progress in 2001 has secured that transformation. The company's strategy for growth is directed along three main avenues:

- To maximise the value of our existing portfolio through the growth of our order book, constantly reducing costs and boosting efficiency throughout the business.
- To exploit the opportunities available in growth areas such as in defence systems, customer support and, over time, in the large commercial aircraft market.
- To continue to derive value from industrial consolidation.

We have made good progress against each of these. In particular, our strategy of targeting growth in defence systems and customer support is working to good effect. We continue to work to strengthen our sector position as markets develop in areas such as C4ISR*, and unmanned air vehicles.

The large commercial aircraft market is cyclical, and the market will be difficult in the near term. However, the prospects for Airbus SAS in the medium term are excellent, enhanced by the launch of the A380.

Opportunities are also emerging for significant new business in defence Solutions, Services and Support Integration (S3I) as customers increasingly recognise that many operations previously managed 'in house' can now be provided more cost effectively and efficiently by industry. Consequently, in a period where defence support and services spending is generally not increasing, the portion that is becoming available to businesses such as ours is increasing by some 5% per annum.

I am delighted to see external recognition of the success of our growing services business. For instance, during 2001 BAE SYSTEMS Technical Services based in Pearl Harbor, Hawaii has been selected as winner of the DoD Military Traffic Management Command (MTMC) Quality Award for outstanding service to the DoD.

BAE SYSTEMS – with its global footprint – has an established capability in regions that together make up over three-quarters of the global support and services market available to industry world-wide. With customers increasingly looking towards integrated support and services packages, a smaller number of long-term programmes are emerging. For instance, 2001 saw BAE SYSTEMS winning 10-year contracts for support of avionics and airframe assemblies on Tornado, laying the foundations to secure further success.

The Joint Strike Fighter (JSF) win further expands the company's strong position in military aircraft. BAE SYSTEMS has one of the broadest involvements in tactical combat aircraft programmes on both sides of the Atlantic. In Europe, we are a prime contractor on the Tornado and Eurofighter Typhoon aircraft and are a partner with Saab on the Gripen. In the US, in addition to the JSF programme, we are a major sub-system contractor on the F-22 and F/A-18E/F. The company also has substantial involvement in many aircraft in service with the US armed forces, including the F-15,

*see page 6

"We are in the business of innovation. We provide world-class solutions that help nations protect themselves, help peacekeepers keep the peace and bring prosperity to the communities in which we live and work. We take these responsibilities very seriously."



F-16, AV-8B and AH-64. The company's avionic systems and equipment on these programmes include secure data links, flight controls, mission planning systems and electronic countermeasures systems. BAE SYSTEMS is also the largest supplier of avionics equipment on the C-17 military transport aircraft.

We believe some reprioritisation of defence spending will result from the 11 September terrorist attacks. It is too early to define detailed changes in the market, but we do anticipate adjustments to funding priorities across many technologically advanced programmes. The company is well positioned to respond to these changes.

We shall continue to support our customers, who rely on our skills and capabilities to maintain peace and security, by providing high technology inputs to the global fight against terrorism and to the protection of our armed forces.

BAE SYSTEMS is a world-class company with truly global reach. I think that we are well positioned to deliver increasing value as the markets in which we operate evolve. A mainstay of our strength is in our people, and I am proud of the excellent progress forged by the BAE SYSTEMS team during 2001.



John Weston

Chief executive

13 February 2002

Focusing on the customer

Over recent years BAE SYSTEMS has been pursuing a strategy to transform itself into a business operating in this global marketplace, with a high level of systems capability at its heart. This reflects our customers' growing demands for total systems solutions, and requirements for us to provide integrated support solutions for these increasingly complex systems at every level of the industrial value chain.


Global
prime contractor
Integrated Systems
Integrated Packages
Command & Control
Support Services
S3I
C4ISR
Defence Systems
Global access

Customers have traditionally procured support and services such as military training and logistics discretely but they are now looking for industry to provide integrated packages. It is this trend that is driving the growth in the defence **Solutions, Services and Support Integration (S3I)** market.

Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance (C4ISR) systems provide a precise picture of the battlefield, optimising the information available for decision making. To accomplish this, C4ISR systems sense the environment, process data and combine it with existing knowledge, making it possible to create optimised mission plans.

Defence Systems combine the capability of each individual element of a weapons system into an integrated platform for air, land or sea.

The company has evolved from being a UK-based exporter to an organisation with **global access**, operating in many of the world's accessible markets. Significant progress has been made with the restructuring of our European partnerships and we have consolidated our position as a transatlantic contractor.

Over the balance of the decade, market priorities are expected to change. Greater emphasis is being placed on the S3I market and C4ISR activities. These activities are expected to result in above average business growth over the medium term outlook.


1997
2001
Future
Commercial Aerospace
Platforms
S3I
C4ISR

Strategic development

The US is the world's largest defence market and it is growing. We expect that some of the anticipated growth will benefit activities such as electronic warfare and information dominance. Importantly, the US is a market that particularly values innovation and nurtures technology.

Our position as one of the DoD top suppliers has been enhanced by the successful integration of the four North American acquisitions we made in 2000. The two larger acquisitions, the former Lockheed Martin controls and electronic warfare businesses, have made a major contribution to the company's position in airborne electronic systems. These businesses have already delivered trading performances ahead of initial expectations. The two smaller acquisitions, Watkins Johnson and Femtometrics, provide us with specialist defence communications and chemical agent detection capability, and strong financial performance.

In developing our US business, we have divested several non-core activities including BAE SYSTEMS Canada, Flight Simulation and Training in Tampa, Florida, and our 50% stake in LH Systems headquartered in San Diego, California.

In European markets, little or no growth in defence spending is apparent and we continue to focus our efforts on value growth through enhanced programme efficiency and consolidation of the industry. During the year the MBDA and AMS joint ventures together with our interest in Airbus were restructured to improve their efficiency and enable them to pursue their core markets more effectively.

We have also taken the first steps, through the formation of BAE SYSTEMS Ventures, to migrate skills principally developed in our defence businesses into commercial applications.

The way in which our customers acquire equipment and services is constantly evolving. To ensure that we continue to be a global leader and meet customers' changing requirements, we have established BAE SYSTEMS Capital. This new business will work alongside our core businesses as customers seek alternatives to traditional cash purchases and move towards acquiring defence assets on long-term service-based contracts.

Industrial positioning

We have been successful in repositioning the business base for our UK aircraft manufacturing and shipbuilding operations. We have fundamentally changed the outlook for our naval shipbuilding activities with the agreed Type 45 Destroyer build strategy. BAE SYSTEMS will assemble all of the class – up to 12 ships – having sourced major assemblies from other yards. In addition a contract for two Alternative Landing Ship Logistic (ALSL) ships has strengthened our naval activities. Agreement has also been reached on the next phase of the competition for the UK's next generation aircraft carriers. This has allowed us to consolidate shipbuilding around centres of excellence, replacing the previous fragmented approach to ship procurement. It will enable significant savings to be achieved along with a greater stability of employment.

At the beginning of 2001, it was apparent that military aircraft throughput had fallen and that this would have an impact on near term performance. Order intake for both the Hawk advanced jet trainer and engineering activity to sustain the capability of in-service military aircraft had fallen below expectations. A rationalisation of capacity to address this lower activity has been completed during 2001.

Our principal aim is to supply world-class systems to our customers while providing value for money to the taxpayer and a good return to our shareholders. During the past year, the company has been working closely with the UK Ministry of Defence (MoD) to develop the UK's procurement philosophy, and in particular its smart acquisition initiative.



Bob Makowiecki (above) and Ed Wassung, both from North America, were 2001 Chairman's Gold Award winners for Advanced Standoff Jammer Technique. Since the 1970s providing a reliable onboard or standoff radar countermeasure response has been a problem. The solution is small, robust and economic.


40
years of V/stol
technology
It is the innovative and creative capabilities of our people across six continents, rising to the challenge of our customers, that makes the difference. BAE SYSTEMS pioneered V/stol (Vertical Short Take-off and Landing) for fast jets nearly 40 years ago. Our expertise in this field is now being applied to the JSF programme.
©

In the past, large fixed price development programmes, with limited funding of the risk reduction phase, have been a particular concern as these have given a poor balance between risk and potential reward. Our approach to the competition for the Royal Navy's next generation of aircraft carrier is a good example of the progress we have been making recently in this area to improve the procurement environment for large programmes. The competitive tendering process on this programme now allows for risk reduction work to be undertaken before proceeding to the next stage.

Important business growth areas

The company has again grown its order book, which has increased by 6.8% to another record of £43.8bn.

BAE SYSTEMS is involved in some 15% of the recently awarded JSF programme, valued at approximately £1.9bn in the next phase of the programme – System Design and Development. BAE SYSTEMS is responsible for much of the rear fuselage and a number of the embedded systems. Affordability is a key parameter of JSF and the company has already made a major contribution to the manufacturing technology now embraced in the programme. In addition BAE SYSTEMS is involved in a number of subcontracts for JSF work, primarily through our US-based businesses, in particular for the electronic warfare and the digital flight control systems.

Significant progress was made in 2001 towards the launch of the first Airbus military aircraft programme, the A400M. This is a military transport aircraft to be supplied to eight European governments. In total, 196 aircraft are required under contracts valued at some €18bn, the first to be delivered in 2008. It will be a valuable addition to the Airbus portfolio of activities especially at the low points in the commercial aircraft cycle.

The company has been awarded a sole source contract for the UK MoD's Indirect Fire Precision Attack (IFPA) programme. IFPA is designed to enhance the British Army's surface-to-surface indirect fire capabilities at long-range, using gun-launched intelligent munitions. This is an excellent example of a team of people from across the company working together to address the customer's requirement. IFPA is a strategically important win in the C4ISR* arena.



Gillian Beamish, a lead design engineer for BAE SYSTEMS, has won a Prize for Special Merit in the Young Woman Engineer of the Year competition. Gillian works on upgrading Tornado electrical systems at BAE SYSTEMS' Warton site in Lancashire.

Marketing of the Hawk aircraft continues with prospects for up to a further 200 aircraft over the next 10 years, including a requirement for new aircraft to supplement the MoD's flying training programme in the UK.

BAE SYSTEMS continues to achieve success in the export market. For instance, with our partner Saab AB, we have secured commitments from two further customers for the Gripen combat aircraft. Hungary has signed a lease agreement for 14 aircraft, while the Czech Republic has committed to buy 24 aircraft.

The export prospects for Eurofighter Typhoon are excellent and marketing campaigns are under way in several countries where strong interest has been shown.

Progress on current programmes

Large programmes will continue to be a cornerstone of BAE SYSTEMS and a source of growth over the coming years as the high proportion of development activities today translates into the production programmes of tomorrow.

Eurofighter Typhoon entered an important phase with the start of production. The programme is of major significance to our UK-based Avionics business, which is responsible for supplying the Captor radar and the defensive aids sub-system (DASS) – both high value systems at the heart of Eurofighter Typhoon. Deliveries of these and other equipment will be an important source of growth and will result in the continued strong performance of the Avionics business.

*see page 6



100 years of Submarine production

Our marine shipyard at Barrow built HMS Holland the Royal Navy's first submarine in 1901, and has remained at the forefront of submarine design, innovation, manufacture, testing and commissioning for over a century. Today, every submarine in service with the Royal Navy, including Vanguard Class strategic ballistic nuclear submarines carrying Trident missiles which form the UK's ultimate defence system, is a product of this famous shipyard.



BAE SYSTEMS has also been associated with the Strategic Systems Program for the US Navy since the mid-1950s, furnishing systems integration support to the Submarine Launch Ballistic Missile Systems.

In the UK the next generation Astute Class attack submarines currently in build are twice the size and carry twice the weapon load of the Fleet submarines they will replace. Designed with the assistance of serving officers, the Astute will provide the crew with much improved living conditions and will never require to be refuelled throughout their projected 25-year service life.



HMS Holland ©

The Nimrod maritime patrol aircraft has been a difficult programme and a significant contract loss was announced in January 2001. During the year, the programme has stabilised in line with plan. An important programme milestone – electrical system 'power on' – was achieved in December 2001. Although challenges remain we are confident that an outstandingly capable system will be delivered to the customer.

Astute, the UK's next generation nuclear-powered attack submarine, continues to make progress and manufacturing has now started on the second boat. Type 45 Destroyer prime contracting activity continues apace with many sub-contracts placed and the system design well-advanced.

The Auxiliary Oiler programme has been difficult and a delay of six months was encountered during 2001. The programme has now stabilised and acceptance of the two ships is planned during the first half of 2002.

The Landing Platform Dock programme has also presented some technical challenges and much effort is being put into meeting the acceptance of the first ship for the second half of 2002 in line with the customer's requirements.

Commercial aerospace

BAE SYSTEMS is primarily involved in the commercial aerospace sector through its 20% interest in Airbus SAS, its regional aircraft operations, and smaller activities in aerostructures, avionics, engine and flight controls, and aircraft maintenance and conversion.

Demand for commercial aircraft weakened during 2001 but it was not until the tragic events of 11 September that major problems were experienced. As a result of reduced air traffic, airlines deferred a number of new aircraft deliveries and Airbus SAS adjusted its production plans accordingly. The market for commercial aircraft has, in the past, been cyclical with demand essentially linked to airline profitability. Airbus SAS has an outstanding product range and the prospects for this business are excellent as the market recovers in due course.

Notwithstanding the market uncertainties in the last quarter of 2001, Airbus SAS has made good progress over the last year, although it faces significant challenges over the near term. Airbus SAS has been particularly successful in the market and, at the end of 2001, had an order book of 1,575 aircraft. In 2001, the business was also successfully restructured from a partnership, established on its formation, to an integrated joint company owned 20% by BAE SYSTEMS and 80% by European Aeronautic Defence and Space Company (EADS).



BAE SYSTEMS facilities across the US open their doors one day each April for "Bring your children to work day." This very popular programme exposes children to the future possibilities of a career in engineering and builds goodwill in our communities.

Airbus SAS delivered 325 aircraft in 2001 and met its financial performance targets. Plans to deliver 390 aircraft in 2002 have been adjusted to some 300 aircraft. Airbus SAS operating profit expectations for 2002 have been reduced significantly as a result, but the joint company is expected to remain profitable at this revised level of output.

The impact of the consequences of 11 September has been more severe for our wholly-owned commercial aircraft business, and in November 2001 we announced an exceptional cost of £400m (of which £370m has been charged in 2001) to cover the planned rationalisation actions. The company regrettably concluded that in this deteriorating market environment regional jet production is no longer viable. Consequently, the RJ and RJX regional jet programmes have been closed at an estimated direct cost of £250m. A further £120m has been charged in 2001 for the related restructuring of other commercial aerospace activities. Further costs amounting to £30m are expected to be charged in 2002.

Together, these actions – which are consistent with our strategy over recent years of reducing our exposure to the regional aircraft market – now draw a line under the company's exposure to regional jet manufacturing and the financial risks inherent in the regional aircraft market.

THE SYSTEMS COMPANY INNOVATING FOR A SAFER WORLD

1 Hostile missiles launched

2 Threat engaged

3 Threat averted

years of counter measures

Pilots flying military missions face unpredictable and sophisticated threats, such as the launch of hostile missiles. These are detected by our infra-red and radar sensors. The threat is then engaged and defeated by the system's integrated laser protection device, which deflects the missile threat away from the aircraft. Our countermeasures help protect those who protect us.



BAE SYSTEMS electronic countermeasures being installed on a Skyhawk in early 1960s.

Performance focus

There are a number of processes such as business planning and project management that are essential to the continual improvement of any business. For BAE SYSTEMS these processes are managed through our Operational Framework, a blueprint by which the company operates.

Innovation is at the heart of our company. It is the quality of the people we attract and retain as employees that ultimately differentiates us from our competitors. Recruitment and training are therefore priorities for the company. We have introduced a comprehensive management programme, 'Performance Centred Leadership', which reinforces the links between performance and reward, provides world-class opportunities for skills and competency development and is the basis for management succession planning.

We have been pioneers in the extensive use of our Virtual University as a company-wide platform for learning and personal development. Over the past year, the BAE SYSTEMS Virtual University created a competency-based framework for use by 33,000 of the company's engineers. The Virtual University also provides a comprehensive range of e-learning courses for employees and their families. Currently 13,000 users are registered for this service and 20,000 courses have been undertaken to date.

Each year, people from across the company compete for the Chairman's Award for Innovation. This was first introduced in 1996 and this year we saw a record number of entrants. Some of the many significant achievements of this year's winners are celebrated in this report. This generates great competition within the company and is an important way of recognising talented innovators – our lifeblood.

We regularly seek the views of our employees. This year, a group-wide survey provided everyone in the company an opportunity to offer feedback on key aspects of BAE SYSTEMS. The highlights of the survey are summarised on page 20. Over 60% of employees participated and their views have been instrumental in shaping many of the priority actions for senior management. The company is committed to an on-going cycle of employee opinion surveys to measure success in dealing with the issues raised and promote continuous improvement.

We have also undertaken a survey of customer opinion in the UK this year through the first phase of our 'Customer Voice' programme. This has provided valuable insight into what we do well and the areas in which we need to improve. The results form the basis for management action and provide an on-going dialogue with the UK MoD. The intention is to broaden this to other customers in subsequent phases.

Much care has gone into the process of tracking both the technical and resultant financial performance of our programmes. Particular emphasis has been placed on project management through our Lifecycle Management process. This is a rigorous tool to track and monitor the lifetime performance of each programme from concept through development, production and finally into support. Programme management is a key performance differentiator and the Board monitors the company's largest contracts on a monthly basis.

In our continued drive for value for money, we have identified a number of areas where the most cost-effective solution is to provide a shared service across the group. These areas have been brought together under a new focused management structure to ensure that these benefits will be captured and maximised.



Mike Alder (above) and Tony Kingston from our Warton facility were 2001 Chairman's Gold Award winners for the Generic Test System. This system is a radical departure from conventional practice which makes it possible to replace multiple dedicated test sets with a single very compact multi-purpose unit.



years of aircraft production

Modern aircraft production requires dedicated facilities like the new £15m Eurofighter Typhoon final assembly hall now in use at our Warton site. A far cry from 1 January 1910 when A. V. Roe & Co., one of our heritage companies, became the world's first registered aircraft company.



The Roe II triplane


14%
0%
-14%
-28%
2001
BAE SYSTEMS share price relative to FTSE 100
FTSE 100
410p
360p
310p
260p
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

Finance review

Profit before interest[1] increased to £1.26bn from £0.95bn in 2000 on sales up 7.8% at £13.1bn. Earnings per share[1] for 2001 is up 24.5% to 23.4p compared to 2000.

The review of the company's commercial aerospace activities is explained in detail on page 11. This resulted in an exceptional charge of £370m for the year. Other exceptional charges relate to previously announced rationalisation schemes (£95m) and integration costs of the BAe/MES merger (£53m). Cash spend in the year in respect of all exceptional items totalled £144m.

Summarised profit and loss account

for the year ended 31 December	2001 £m	Restated[2] 2000 £m
Sales	**13,138**	12,185
Operating profit[1]	**956**	807
Share of operating profit of joint ventures[1]	**304**	143
Profit before interest[1]	**1,260**	950
Net interest	**(177)**	(91)
Profit before tax, goodwill amortisation and exceptional items	**1,083**	859
Profit before tax	**70**	179
Tax	**(198)**	(198)
Minority interests	**(6)**	(6)
Loss for the year	**(134)**	(25)
Basic and diluted earnings per share:		
Including goodwill and exceptional items	**(5.1)p**	(1.5)p
Excluding goodwill and exceptional items	**23.4p**	18.8p
Dividend per share	**9.0p**	8.5p

The Board is recommending a final dividend of 5.5p per share, bringing the total dividend for the year to 9.0p. At this level, the annual dividend is covered 2.6 times by earnings[1].

At year end, net debt was in line with plan at £0.83bn (2000 £0.90bn). This reflects good underlying cash generation in the company, after taking into account expenditure on restructuring and cash outflows associated with the Nimrod programme. Year end net debt represents just 12.5% (2000 12.9%) of shareholders' funds, with interest cover standing at 7.1 times (2000 10.4 times).

As disclosed in note 30 to the accounts, the company has an interest rate management policy that maintains an appropriate balance between fixed and floating rates to mitigate the impact of interest rate changes.

The company's principal currency exposure is the US$/£Sterling exchange rate. The company's anticipated US$ exposure to 2006 has been fully hedged at the year end.

In June, the company restructured its obligations in respect of its aircraft portfolio. SYSTEMS 2001 Asset Trust has assumed the aircraft headlease obligations and sublease income streams, in return for the issue of four tranches of promissory notes and a guaranteed funding facility from the company. BAE SYSTEMS is required to meet any short-term funding requirements. In addition, and as part of that transaction, the company raised US$773m through the issue of bonds



Billy Beggs and Ken Jackson (above) and Russ Brigham from Aircraft Services Group were 2001 Chairman's Gold Award winners for Virtek, a laser projection system to establish a virtual template of a CAD model directly on to the surface of a fuselage, saving time and cost in a number of manufacturing operations.

[1] before goodwill amortisation and exceptional items
[2] see note 1 on page 48

Thermal imaging was developed as a military detection system, but has also been widely used by police forces and rescue services around the world to detect body heat. Along with the tragic loss of hundreds of New York City firefighters in the World Trade Center collapse, was also the loss of many of the thermal imaging cameras that were crucial to the rescue effort. In the wake of 11 September, employees at BAE SYSTEMS facility in Lexington Massachusetts worked round the clock turning out much needed camera cores and components, and arranging for the Civil Air Patrol and Air National Guard to fly the shipments to the camera makers. This speed of response resulted in the first replacement cameras reaching New York City on the evening of 13 September.





by SYSTEMS 2001 Asset Trust, which amortise through to 2013 (as further discussed in note 16). These certificates are held in sterling at a floating rate.

In December, the company raised US$1bn in the US through the issue of 10-year guaranteed notes. Through hedging activities, US$500m is held at a 6.25% fixed rate of interest, and the remaining US$500m is held at a floating rate, linked to US LIBOR. In part, the proceeds have been used to re-finance outstanding short-term indebtedness in order to lengthen the company's average debt maturity profile from 5.4 years to 6.8 years. The balance of the proceeds is being used for general funding.

Agreement has been reached to transfer all of the company's launch aid commitments to the EADS group following the formation of Airbus SAS.

Accounting for retirement benefits continues to be reflected in the accounts under SSAP 24, with the additional transitional disclosures required by FRS 17 disclosed in note 27 to the accounts.

We intend to adopt FRS 17 fully in 2003. Had it been adopted in 2001 a shortfall of post retirement pension and healthcare assets over the respective liabilities amounting to £776m would have been recognised, £84m of which relates to healthcare schemes and is already provided for. Of the balance, £380m is covered by existing cash commitments to cover known deficits. The balance of the deficit under FRS17, representing just 3.3% of assets under management, has been assessed at a time when equity markets are fairly lowly valued. FRS 17 would not have resulted in any significant change to 2001 earnings.

The company's underlying tax rate for the year is 32% (2000 30%), which we expect to rise only slightly in the medium term. The company adopted FRS 19 in the year and now provides fully for deferred taxation. Prior year results have been restated resulting in a reduction of £175m to brought forward reserves.

The company operates a policy of partial self insurance, although the significant majority of cover is placed in the external market. The company has reviewed its insurance arrangements following the impact that 11 September had on the insurance markets and is satisfied with the quality and extent of insurance cover going into 2002.

The group's interest in three European joint ventures (Airbus, MBDA, and AMS) was restructured during the year. In each case the company has exchanged its existing interests for shares in the enlarged entities arising from the restructuring. These transactions have been accounted for as an exchange of interests, with fair value assessments being undertaken on any new operations introduced by our other partners, and have resulted in recognition of goodwill amounting to £1.0bn.



Angus McLachlan, Tony Kinghom, and Robert Campbell from Avionics Edinburgh were 2001 Chairman's Gold Award winners for Microwave STRETCH for SAR Radar Imagery. The team has invented a new 'add on' and low cost device, which gives almost any radar the possibility to achieve the highest quality imagery, and will be used to provide state of the art ground mapping capability for the Tranche 2 Eurofighter Typhoon weapon system in 2005.



From left,
back row:
Chris Franklin, Rebecca Huss,
John Dimino
front row: Teresa Mansfield,
Pat Oswald

Environmental excellence

In the US, our Fort Wayne plant has been given the US Environmental Protection Agency's highest award, to become a 'performance track' facility. This acknowledges the company's efforts to reduce and prevent pollution. The plant has also received the Governor's Award for Excellence in Pollution Prevention for its work in reducing and eliminating hazardous chemicals in its production processes.

Our main heavy industrial base is primarily in the UK, with our shipbuilding and aircraft manufacturing facilities. For this reason our initial priority on environmental management has been in the UK where we have a revised target that by the end of 2003 all UK sites will have received ISO14001 accreditation, being the international environmental standard. Having established the UK programme we shall start to transfer this best practice to our non-UK sites.


100%
90%
65%
Sites accredited
Scheduled for 2002
Scheduled for 2003
1998
1999
2000
2001
2002
2003

Protecting our employees through operating effective health and safety standards is at the heart of our culture. We perform better than industry average and we are committed to leading the way in further reducing work-related illness and accidents.

2001 - Accident rate per 100,000 employees


Major accidents
All accidents
250
200
150
100
50
0
1200
900
600
300
0
BAE SYSTEMS UK
BAE SYSTEMS US
BAE SYSTEMS Total
Industrial average

Corporate social responsibility review

With its 120,000-strong workforce* and operations in over 80 countries, BAE SYSTEMS has global reach. While our key focus is on our employees and the communities they work in, we also aim to meet the economic, environmental and social responsibility expectations of all our stakeholders.

Whilst recognising what we have achieved so far in this area we know that we must continually seek ways to improve our performance. From March 2002, we shall be publishing a report every year on our progress.

Delivering value

Corporate Social Responsibility (CSR) is much more than doing 'good deeds'; it represents good management practice and is key to controlling potential risks in our business. We recognise that strong risk management will differentiate us from our competitors and assist in delivering enhanced shareholder value in the high-risk industry in which we operate. Application of the Operational Framework and the requirement for Operational Assurance Statements (the Corporate Governance section deals with this in further detail) facilitate the effective management of business risk, of which CSR is an integral part.

Community

In 2001, our Charity Challenge campaign was run for the benefit of Help the Hospices. With the company's full support, employees in the UK, US, Germany and Australia devoted over 2,300 days to the programme, raising more than £4m in the process.

In Saudi Arabia, our work over the last two years with the national Disabled Children's Association has provided aid and assistance to over 300 children.

The company encourages employees to find new ways to participate in community projects. The 2001 winner of the Community category of our Chairman's Award for Innovation was the Pear Tree Project. The award recognises the efforts of a team from our Warton facility in the UK, to provide a new playground at the Pear Tree Special Needs School in Kirkham, Lancashire. The team came up with the idea, raised funding, and managed the design and building of the playground.

Our employees have also received external recognition for their contributions. Elsewhere, the activities of our San Diego based business attracted the 2001 Large Business Leader of the Year award from the local television station.

Also in 2001, engineers from the Royal Melbourne Institute of Technology, part of our aerospace mentoring programme, were recognised by a Young Achievement Australia award.

These kinds of projects not only benefit the communities involved, but also help to develop the skills of the individual employees involved and to raise awareness of our wider responsibilities.

Like all major businesses we have to make the capacity of the business align with market conditions. We will always take a long term view in these assessments and look to minimise the impact of any resultant redundancy programmes on the individuals affected and their communities by re-deployment or re-skilling wherever possible.

Education

Our global education programmes support recruitment and employee development. In 2001, the UK Government's education and industry departments nominated BAE SYSTEMS as a Friend of Science Year, an initiative launched in September to engage young people in science and technology.



Our global education programmes support a number of communities around the world in promoting innovative and imaginative learning experiences. Practical science and mathematics applications lead to a greater understanding of high tech principles that are often seen as a foundation for transferable technical skills. Here, Malaysian students at one of our International Schools are learning IT skills.

*including joint ventures

Unleashing potential



Jane Stevenson, runner-up in Young Woman engineer of the Year and winner of the WISE IBM prize (WISE – Women Into Science and Engineering). Jane is a planning development engineer at BAE SYSTEMS Marine in Glasgow.

Driving for high performance is the key focus for the BAE SYSTEMS leadership team. We strive to have open working relationships both within the company and outside. Our culture is based on the acknowledgement that without this, the potential of neither BAE SYSTEMS nor its employees will be fulfilled.

During 2001 all employees were invited to take part in the first company-wide Employee Opinion Survey following the BAe/MES merger. We were delighted that 65% of our employees world-wide responded. There were some common threads in the feedback:

- The top responses confirmed appreciation of co-operative teamwork and also commitment to providing a consistently high quality service to customers.
- Our main improvement areas were around internal communication and in addressing poor performance effectively.

It was also clear from the feedback that we needed to provide better visibility of career opportunities within the group. We have taken a series of actions including reinforcing our policy of internal job vacancy posting and promotion from within to address this concern and we shall be undertaking a review towards the end of 2002 to confirm progress.

The culture of BAE SYSTEMS is one based on meritocracy. Success is driven by linking individual goals to the business priorities of the company, and our employees are rewarded based on performance against these goals. The way in which we meet targets is also important to us and we reinforce positive management behaviours through our reward and performance management process.

We monitor carefully both the ethnic and gender composition of our workforce. We promote diversity that is important in recognising the variety in knowledge, skills and competencies necessary to meet market expectations around the globe. In particular, we are supporting initiatives aimed at increasing diversity at the graduate entry level.

Our policy is clear however – the best possible candidate is put into position based on merit with a priority in investing in and developing our existing employees.


Current demographic distribution
percent
US employees
UK employees
Male
Female
UK - employees
US - employees
White
Non-white
American Indian
Asian
African American
African Caribbean
Hispanic

Together with the British Council, we have this year sponsored research in Saudi Arabia into various areas including industrial safety, care of diabetic patients, developments in engineering, the art of business negotiations and private funding for universities. Past research in these areas has resulted in the discovery of a new strain of infection, soil improvement techniques, the better management of water resources and other subjects vital to Saudi Arabia.

In the US, we work with local schools in many communities providing mentors, tutors, donating equipment and sponsoring internships and scholarships. In higher education, our sponsorship of the University of Maryland's computer and engineering laboratories is typical of our commitment to educating the engineering leaders of the future.

In the UK, we are working with the government to develop the 'Ambassadors to Schools' programme and we aim to create 1,000 registered BAE SYSTEMS ambassadors by early 2002. Since September, we have registered 490 schools within the schools network, 147 ambassadors and 41 governors.

Our education programmes are being extended across the world. Our aims are two-fold, to demonstrate commitment to customers and provide investment in local communities, and to develop the people and skills that we need to support the business in the long-term.

Environment

As a global company, we recognise our potential to have an impact on our environment and we aim to manage our operations and the use of raw materials to minimise these effects.

Good environmental management of our operations is key. More than 70% of our manufacturing plants have achieved accreditation under the international environmental management standard ISO14001.

We are continuing to drive this programme through our business and our targets are set out on page 18.


BAE SYSTEMS
6/12/2001
Pay Hospice Association
ONE MILLION, SIX HUNDRED & SEVENTY
£ 1,673 444·63p
THREE THOUSAND, FOUR HUNDRED & FORTY
FOUR POUNDS & SIXTY THREE PENCE
Charity Challenge Teams

The company has been involved in community projects for many years; our aim is to establish change for good and to provide lasting and tangible benefits. Our Charity Challenge campaign, now in its twelfth year, is a good example of this. In 2001 the company's employees raised more than £4m.

Many of the company's technologies are being used to reduce environmental impact. In New York City, buses equipped with BAE SYSTEMS hybrid diesel-electric propulsion system are now on the streets generating significantly lower pollution emissions.

At Chorley, in the UK, we are continuing to redevelop our former ordnance manufacturing site. Once this has been completed, the site will provide 1,500 new homes and the potential for 10,000 new jobs on this decontaminated brown field site.

Safety

Safety is paramount to BAE SYSTEMS, whether that means safety in the air, in the handling of nuclear and explosive materials, or in the workplace. Our record is good but, as a FTSE-100 company, we are responding to the UK Government's challenge to take a leading role in the reduction of workplace incidents and accidents.


NAVY
NAVY
ASSESSMENT • PRODUCTION • PROCUREMENT

Through-life commitment

Increasingly our customers are looking for an end to end capability from concept assessment to through life support with the ability to integrate with an ever widening range of complex systems and products.

PROGRAMMES

As expected, reduced aircraft deliveries and export construction activities have influenced the results of our Programmes business group with profit[1] of £138m (2000 £3m) on lower sales of £2.3bn (2000 £2.4bn).


16%
Percentage share of sales

	2001	2000
Order book	£10.0bn	£10.1bn
Sales	£2.3bn	£2.4bn
Profit	£138m	£3m
Number of employees	12,400	13,100

The JSF win generates the need for a significant increase in engineering resource within our Programmes business and we have already started recruiting.

First flight of the production-standard Eurofighter Typhoon is scheduled for early 2002, leading towards customer acceptance in the second half of 2002. The Nimrod programme has been stabilised in line with the revised plan that resulted from the review announced in early 2001.

46 Hawk aircraft and airframes were delivered during the year, six less than in 2000. Hawk remains an important element of the Programmes marketing campaign, including prospects for the selection of Hawk as the UK MoD's fast jet solution to its Military Flying Training Systems requirement.

The largest of our naval programmes have had a successful year. In particular, the UK Government committed to a further three Type 45 Destroyers in July 2001. The design and build of Astute, the UK's next generation nuclear-powered attack submarine programme, continues to make progress.

As previously indicated Programmes profit contribution is expected to reduce in 2002. With several programmes progressing from development into production over the coming years, and significant overhead reductions achieved this year, a good medium-term outlook is anticipated with significant sales growth by 2004.

- Astute
- Eurofighter Typhoon
- Future Carrier
- Future Systems
- Gripen
- Hawk
- JSF
- Nimrod
- Type 45

CUSTOMER SOLUTIONS & SUPPORT

Customer Solutions & Support (CS&S) has delivered a strong performance with profit[1] of £414m (2000 £434m) on sales of £2.0bn (2000 £1.8bn). Year end order book was £2.6bn (2000 £2.8bn).


15%
Percentage share of sales

	2001	2000
Order book	£2.6bn	£2.8bn
Sales	£2.0bn	£1.8bn
Profit	£414m	£434m
Number of employees	8,900	8,700

BAE SYSTEMS employs over 5,000 people in the Kingdom of Saudi Arabia who support the engineering needs of the Royal Saudi Air Force. Activity progressed as planned with the programme continuing to offer support services and training. The business has benefited this year from higher spares activity on aircraft in service.

During 2001, the first orders for 10-year Integrated Platform Support have been received from the UK MoD. These cover Tornado support for avionics equipment and for structural repairs. Major investments are being made in information technology and our support infrastructure to deliver these Integrated Platform solutions across all the sectors in which we operate.

Bidding activity across all sectors is high and a number of major prospects will reach the next decision phase in 2002. Most notable of these are Private Finance Initiatives such as for the Future Strategic Tanker Aircraft. With our joint venture partners we are also bidding for a 10-year extension of our existing contract to run the Portsmouth Naval Base repair facility.

- Military Air Solutions & Support
- International Programmes
- Operational Services
- Land & Sea
- Training Solutions
- CS&S Australia

[1]before interest, goodwill amortisation and exceptional items

THE SYSTEMS COMPANY INNOVATING FOR A SAFER WORLD


AIRBUS
US HARRIER
GRIPEN SAAB
JOINT STRIKE FIGHTER
EUROFIGHTER TYPHOON
AMS radar and combat systems
EAGLE airborne reconnaissance
STN ATLAS naval systems
AL YAMAMAH Saudi Arabian defence project
M777 lightweight field howitzer
T45 GOSHAWK US Navy trainer
ASTRIUM space systems
MBDA guided missiles
TORNADO
CONCORDE
JAGUAR

40 years of partnerships

BAE SYSTEMS continues to be at the forefront of developing international partnerships in 40 countries across the world. From the early days of Jaguar and Concorde with our French partners through to today where 2001 sees us as a major participant on the Joint Strike Fighter team developing tomorrow's combat aircraft capability for the 21st century.

EAGLE Airbourne Reconnaissance vehicle, produced in partnership with Composites Technology Research Malaysia, Malaysian Aerospace Design Company and Excelnet. This unmanned Air Vehicle is designed to provide a range of airborne military and commercial surveillance capabilities suitable for a broad spectrum of operational environments.



INTERNATIONAL PARTNERSHIPS

Our International Partnerships business group generated profit[1] of £102m (2000 £117m) on sales of £1.8bn (2000 £1.9bn) and continued to operate with a large combined order book that now stands at £5.6bn (2000 £6.3bn).

The result for the year reflected a poor performance by Astrium – our space joint venture with EADS – in which we have a 27.5% economic interest. Astrium, operating in a challenging commercial satellite market, reported an operating loss for the year. Actions are in hand to address this performance shortfall.

A significant achievement during the year was the completion of the restructuring of our existing joint venture interests in Matra BAe Dynamics and AMS to form MBDA and a reconstituted AMS. This has positioned us well to grow and compete in the major global markets. A rationalisation programme is underway following this restructuring.

MBDA has been outstandingly successful in building an order book of £7.4bn at the end of 2001. The performance of this business is expected to improve as this order book moves from development to production.

BAE SYSTEMS' partner in the Thomson Marconi Sonar (TMS) joint venture, Thales, exercised its right to purchase our 49.9% holding. This transaction was completed in September 2001.


13%
Percentage share of sales

	2001	2000
Order book	£5.6bn	£6.3bn
Sales	£1.8bn	£1.9bn
Profit	£102m	£117m
Number of employees	16,500	18,300

STN Atlas – our German naval systems joint venture – has maintained its improved operational and financial performance.

Saab AB, in which BAE SYSTEMS holds a 35% interest, performed in line with our expectations. The synergies associated with the Celsius acquisition were delivered and a strong order book maintained. While the commercial activities of Saab have been influenced by the events of 11 September, we anticipate that the financial impact will not be significant. However, the outlook for Saab's defence-related activities remains positive. Saab AB has been selected as lead contractor for the tactical system in Sweden's new medium-weight helicopter, and discussions with Hungary over the long-term lease of Gripen aircraft have been concluded. The Czech Republic has selected 24 Gripen fighters to replace its MiG 21s.

Gripen International, a company jointly owned by Saab and BAE SYSTEMS, has been formed to market Gripen in export markets.

- MBDA
- AMS
- Astrium
- STN Atlas
- Saab

[1] before interest, goodwill amortisation and exceptional items
[2] including share of joint venture employees

Focusing on technology

BAE SYSTEMS has a significant programme of investment in new technologies that will maintain our competitive position and grow the business. Research is initiated in partnership with universities and in our own Advanced Technology Centre (ATC) and developed in conjunction with business requirements.

Examples of emerging technologies being developed in our ATC are miniature components to improve the flexibility and performance of the next generation systems.

The torsional mirror pictured is a Micro-Optical Electro-Mechanical System (MOEMS). The mirror is created on a solid state silicon 'chip' to produce a very compact, low loss and high isolation optical switch. These can be used to switch high-speed digital data streams for use in the next generation of sensor, communication, navigation and processing systems.



AVIONICS


7%

Percentage share of sales

	2001	2000
Order book	£2.9bn	£2.8bn
Sales	£1.0bn	£1.1bn
Profit[1]	£109m	£107m
Number of employees	10,300	11,400

Our Avionics business group recorded higher profits in the second half to produce a full year profit[1] of £109m (2000 £107m) on sales of £1.0bn (2000 £1.1bn). The order book at year end was £2.9bn (2000 £2.8bn).

Eurofighter Typhoon equipment deliveries were weighted towards the end of the year and were a driver behind this second half improvement. Our delivery rate on Captor radars for Eurofighter Typhoon will accelerate through 2002. Significant additional Eurofighter Typhoon work was secured during the year with the award of an order worth over £300m for the first tranche of the defensive aids sub-system (DASS).

2002 offers further opportunities to grow the order book with participation in major programmes such as JSF.

Demand for Electronic Warfare and Countermeasure Protection Systems is also expected to provide further opportunities for growth in 2002.

Following the successful deployment of the Phoenix system in overseas markets, the company is expanding its involvement in unmanned air vehicles through MoD-funded studies for the Watchkeeper programme.

During the year, a contract in excess of AUS$300m (£100m) was awarded to BAE SYSTEMS Australia for an Airborne Early Warning and Control System. Good progress has been made in aligning technology capabilities between our UK and Australian operations and a rationalisation programme has been undertaken to maximise cost efficiency.

- Sensor Systems
- Avionic Systems
- Electronic Systems
- Communications & Defence Infrastructure
- Inertia Systems
- Australia

NORTH AMERICA


18%

Percentage share of sales

	2001	2000
Order book	£2.4bn	£2.4bn
Sales	£2.6bn	£1.7bn
Profit[1]	£250m	£165m
Number of employees	20,900	23,000

A full year's contribution from the businesses acquired in 2000 has helped generate increased sales of £2.6bn (2000 £1.7bn), profit[1] of £250m (2000 £165m) and a closing order book of £2.4bn (2000 £2.4bn) for our North America business group.

Integration of Control Systems and Aerospace Electronic Systems (AES), has been completed, and non-core activities were successfully divested during 2001.

The award of the JSF contract in October 2001 was an important milestone for our North America business, which has been selected as a major supplier of systems and equipment on the programme.

In addition, major contracts have been received following Pentagon approval to commence low-rate initial production of the F-22 fighter. These decisions secure significant long-term work and extend the long list of military aircraft programmes on which BAE SYSTEMS participates in the US and Europe.

The near-term decline in the commercial aerospace market will have an effect on the commercial aircraft equipment activities of North America, primarily in the area of aircraft engines and flight controls. The overall impact is expected to be minor.

Following terrorist attacks in the US on 11 September, BAE SYSTEMS established a Homeland Security Project Office to explore opportunities to help counter world terrorism.

- Information Systems
- Information and Electronic Systems Integration
- Technology Services
- Controls

[1]before interest, goodwill amortisation and exceptional items





OPERATIONS


9%

Percentage share of sales

	2001	2000
Order book	£3.8bn	£4.6bn
Sales	£1.3bn	£1.3bn
Profit/(loss)[1]	£39m	£(33)m
Number of employees[2]	13,800	15,300

Our Operations business group has continued the recovery in profitability reported at the half year. In line with our plans, full year results have moved to a profit[1] of £39m from a loss of £33m in 2000. Sales were unchanged at £1.3bn. Order book at year end was £3.8bn (2000 £4.6bn).

Successful implementation of restructuring plans has been a key factor in this business group's recovery, and the medium-term outlook continues to be encouraging.

Further steps were announced during the year to reduce capacity in our Marine and Aerostructures businesses in recognition of near-term workload issues and an anticipated decrease in demand in the commercial aerostructures market respectively. Aerostructures has secured cost reduction targets associated with the Airbus A320 programme and is benefiting from new business won from Airbus and Boeing in 2000.

RO Defence has performed well during the year and a long-term agreement with the UK MoD for the supply of explosives and ammunition provides a strong base. Development of the M777 Lightweight Field Howitzer for the US Armed Forces is progressing well.

Activity on the contract to supply three Offshore Patrol Vessels to Brunei is progressing well with the first of class having successfully completed sea trials in December. The Underwater Weapons business is expected to benefit from the transition from development to production of Sting Ray, the UK MoD's updated lightweight torpedo.

- Marine
- RO Defence
- Aerostructures
- Underwater Weapons

COMMERCIAL AEROSPACE


22%

Percentage share of sales

	2001	2000
Order book	£20.1bn	£16.1bn
Sales	£3.0bn	£2.9bn
Profit	£220m	£149m
Number of employees	11,900	10,900

In 2001 Commercial Aerospace generated a profit[1] of £220m (2000 £149m) on sales of £3.0bn (2000 £2.9bn). Order book at year end increased to £20.1bn (2000 £16.1bn). These results reflect the strong performance of Airbus SAS, our 20% interest contributing sales in 2001 of £2.6bn from deliveries of 325 aircraft. Airbus SAS took firm orders for 375 aircraft before cancellations of 101 aircraft. The market for large commercial jets weakened considerably after 11 September with a number of airlines choosing to defer deliveries. As a consequence the production plans have been revised downwards with deliveries of around 300 aircraft now anticipated for 2002.

Airbus underwent a radical restructuring in 2001 to transform the business from a partnership structure to a fully integrated joint venture company. Significant savings are expected and, as a result of its improved responsiveness, the restructured business is already demonstrating benefits.

Market interest in the 550-650-seat A380 airliner family has been intense since its launch, with firm orders for 85 aircraft at year end. The A380 is expected to enter service in 2006.

BAE SYSTEMS Aircraft Services Group (ASG) primarily comprises the RJ regional jet manufacturing business, the regional aircraft asset management business and associated support activities. This business has been affected very significantly by the commercial aerospace market downturn and a rationalisation programme was announced in November 2001, which included the cessation of regional jet production. The measures announced draw a line under the company's exposure to regional jet manufacturing and the financial risks inherent in the regional aircraft market. ASG's focus in the future is primarily in providing full support for all our in-service regional aircraft.

- Airbus
- Aircraft Services Group

[1]before interest, goodwill amortisation and exceptional items
[2]including share of joint venture employees



Michael Lester
Group legal director

Sir Charles Masefield
Vice chairman

Steve Mogford
Chief operating officer

George Rose
Group finance director

Mike Turner
Chief operating officer

Board of directors

Executive directors

Sir Richard Evans CBE (1987)
Chairman
Assumed his current position on 1 May 1998. He joined the company in 1969 and has held a number of senior positions in the group. He is also non-executive chairman of United Utilities plc.
Age 59

John Weston CBE (1994)
Chief executive
Appointed chief executive on 1 May 1998 having held a number of senior positions since joining the company in 1970. He is a member of the CBI Presidents Council, the Advisory Board to the Royal College of Defence Studies and the Council of the Royal United Services Institute. He is also chairman of the CBI's Europe Committee and president of the Society of British Aerospace Companies.
Age 50

Michael Lester (1999)
Group legal director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. He is a non-executive director of Premier Farnell plc.
Age 61

Sir Charles Masefield (1999)
Vice chairman
Appointed to his current position in January 2002, he was appointed to the Board as group marketing director following the BAe/MES merger. Prior to the merger he was a director of The General Electric Company, p.l.c.
Age 62

Steve Mogford (2000)
Chief operating officer
Appointed to the Board in 2000 as chief operating officer, he has held a number of senior positions within the company including group managing director for Programmes and Eurofighter, and previously managing director of the Military Aircraft and Aerostructures business. He is a member of the board of the British Quality Foundation.
Age 45

George Rose (1998)
Group finance director
Appointed group finance director in 1998 and is a member of the shareholder committee of Airbus SAS. Prior to joining the company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and Lattice Group plc, and a member of the Financial Reporting Review Panel.
Age 49

Mike Turner CBE (1994)
Chief operating officer
A member of the Board since 1994 and appointed chief operating officer in 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of Babcock International Group Plc.
Age 53

Non-executive directors

Sir Robin Biggam (1994) *†
Chairman of the Independent Television Commission and a non-executive director of British Energy Plc. He was formerly chief executive and subsequently chairman of BICC plc.
Chairman of the Nominations and Compensation Committee.
Age 63

Professor Sue Birley (2000) *†
Professor Birley is Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic positions at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc.
Age 58

Keith Brown (1989) *†~
A former managing director of Morgan Stanley. Chairman of the International Advisory Board Bipop - Carire (Italy). Chairman of the Racecourse Association.
Chairman of the Audit Committee.
Age 59

Dr Ulrich Cartellieri (1999)
A member of the Supervisory Board of Deutsche Bank AG, a director of Robert Bosch GmbH and Henkel KGaA. He is deputy chairman of DEG, the Federal Government owned German Investment and Development Company.
Age 64

Sir Ronald Hampel (1989) *†
Chairman of United Business Media plc, former chairman of ICI plc and a non-executive director of Aluminium Company of America.
Age 69

Rt Hon Lord Hesketh KBE (1994) *†
Non-executive deputy chairman of Babcock International Group Plc. A former Government Chief Whip in the House of Lords and a Privy Councillor.
Age 51

Paolo Scaroni (2000) †
Group chief executive of Pilkington plc and formerly a non-executive director of Burmah Castrol plc.
Age 55

Dates in brackets show the year of the individuals' appointment to the Board of BAE SYSTEMS plc.

* member of the Nomination and Compensation Committee
† member of the Audit Committee
~ UK government appointed director

Directors' report

The directors of BAE SYSTEMS present their report, together with the accounts, for the year ended 31 December 2001.

Principal activities
BAE SYSTEMS is a systems company with the capabilities to meet both defence and commercial customer requirements for the air, sea, land and space sectors. Further details of the principal activities of the company and likely future developments in the business are set out in the operating and financial review, on pages 7 to 17.

Research and technology
The company invests in research and technology development in all the main areas of its business. In recent years there has been a particular emphasis on developing the company's capability in higher systems integration, particularly in guidance and control systems, signal processing and systems integration related technologies.

A new programme of longer-term research has been initiated in the company's Advanced Technology Centre to study future discriminating technologies for the business. A number of strategic partnerships with leading universities have also been instituted to focus efforts on research, education, training and recruitment in areas of key capability needs, such as systems and aeronautical and support engineering.

Office of Fair Trading undertakings
As a consequence of the merger between BAe and MES in 1999, the company is required to comply with certain undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the company secretary at the company's registered office.

Treasury policy
The group's treasury activities are directed by the Treasury Review Management Committee (TRMC). Two executive directors are members of the TRMC, including the group finance director who is the chairman. The TRMC also has representatives with legal and taxation expertise.

The group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. An overriding policy is that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used for risk management purposes. Other key policies are:

(i) to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the group risk profile;

(ii) to maintain adequate undrawn committed borrowing facilities;

(iii) to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and

(iv) to hedge economically both contracted and anticipated foreign currency cash flows over a five year period, having first matched receipts and payments.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements; and
- to control and monitor bank credit risk and credit capacity utilisation.

The treasury department transacts with an extensive range of counter-party banks and financial institutions, and adopts a systematic approach to the control and monitoring of counter-party credit risk. A credit limit is allocated to each counter-party with reference to their relevant credit rating. For internal credit risk purposes, all transactions are marked to market and the resultant exposure is allocated against the credit limit.

The company, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are formally reported to the TRMC. Further disclosure on financial instruments is set out on pages 15 and 17 of the operating and financial review and in note 30 to the accounts.

Supplier payment policy
It is group policy that each business unit complies with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. Group policy is that changes to the agreed payment schedule are made with the prior agreement of the supplier.

In the UK it is group policy to support the CBI Prompt Payment Code regarding the payment of suppliers.

The average number of days credit provided in 2001 by suppliers was 38 days (2000 39 days). The company does not have any trade creditors.

Employment
The group has a programme in place to assist employees to achieve their full potential and to develop the skills necessary to meet the current and future expectations of our customers. The programme focuses on both personal and technological development within the group and is project managed by the company's Virtual University.

All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The company's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the company and employees who become disabled whilst in our employment benefit from training and career development opportunities.

The company has put into place a number of ways of providing employees with information on the performance of the company and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the company by way of SAYE share option schemes and profit sharing schemes. Currently around 38,500 employees participate in the company and Joint Venture SAYE share option schemes and around 45,000 in the profit sharing schemes.

Honours

The following individuals were honoured in the 2001 Birthday Honours and the 2002 New Year Honours lists:

CBE

Mark Ronald

OBE

Peter McLoughlin
Brian Tucker

MBE

Alan Daysh
Robert Gardner
Michael Hartley
Paul Rose
Mary Williams

Safety, health and environment

The company is committed to high standards of health and safety at work and encourages active concern for the environment. Further details of the company's activities in these areas are set out on pages 18 to 21.

Share capital

As at 13 February 2002 the company had been advised of the following significant interests in the issued ordinary share capital of the company:

Brandes Investment Partners, LP:	7.2%
CGNU plc:	3.2%
Franklin Resources, Inc and its affiliates:	6.2%

The number of ordinary shares shown in the Register of Members as at 31 December 2001 as foreign-held pursuant to Article 43 of the company's Articles of Association was 1,258,323,314 (41.28%). Article 43 contains provisions that restrict the aggregate number of foreign-held shares at any one time to 49.5% of the issued ordinary share capital. The Articles also contain an individual shareholding restriction which restricts any one foreign shareholder or group of related foreign shareholders to a holding of no greater than 15% of the issued ordinary share capital.

At the Annual General Meeting held on 3 May 2001 the company was given authority to purchase up to 303,892,017 of its ordinary shares. The authority will expire at the Annual General Meeting to be held in 2002.

Although no ordinary shares have been purchased by the company during the period from 3 May 2001 to the date of this report, a resolution will be put to shareholders at this year's Annual General Meeting to renew the authority to make market purchases of the company's shares up to a maximum of 10% of the share capital of the company. Further details of the resolution will be included with the Notice of Annual General Meeting to be enclosed with this report.

Results and dividends

The loss after taxation and minority interest was £134m (2000 loss £25m). The directors propose a final dividend of 5.5p per ordinary share, amounting to £168m, which, together with the interim dividend, amounts to a total annual dividend of 9.0p per ordinary share (2000 8.5p), at a total cost of £275m (2000 £257m). After deducting £21m, which represents the total for the preference share dividend, the total retained loss for the year is £430m (2000 loss £303m).

Post balance sheet events

No post balance sheet events have occurred since the end of the financial year.

Charitable donations

During 2001 the amount donated for charitable purposes in the UK was £1,123,047 (2000 £1,213,218). Further details of the company's charitable activities are set out in the company's review of corporate social responsibility on page 19.

It is the company's policy not to make contributions to political parties.

Directors

The names of the current directors are listed on page 31.

There have been no changes to the board of directors during the year under review nor during the period from the year end to the date of this report.

In accordance with Article 85 of the company's Articles of Association, Dr Ulrich Cartellieri, Sir Richard Evans, Mike Turner and Steve Mogford will retire by rotation at the Annual General Meeting, and all being eligible, will offer themselves for re-election.

Details of unexpired periods of service contracts for the above mentioned directors are shown in the Remuneration report on page 41.

Beneficial and non-beneficial interests, including family interests, in the share capital of the company, for those persons who were directors at the end of the financial year are detailed on page 40. There have been no changes in the beneficial or non-beneficial interests in the share capital of the company in the period from the year end to 13 February 2002. The Board is not aware of any contract of significance (other than service contracts or as disclosed in the Remuneration report or in note 5 to the accounts) in relation to the company or its subsidiaries in which any director has, or has had, any material interest. During the year the company has purchased for a number of directors and officers of group companies insurance against certain liabilities in relation to the group.

Annual General Meeting
The company's Annual General Meeting will be held on 3 May 2002. Details of the resolutions to be proposed at that meeting will be included with the Notice of Annual General Meeting to be enclosed with this report. Resolutions to be proposed will include amendments to the Articles of Association, the adoption of new employee share schemes and an authority to make political donations.

Auditors
KPMG Audit Plc, the auditors for the company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

D S Parkes
Company secretary
13 February 2002

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Corporate governance

The Combined Code, issued by the Financial Services Authority, provides principles of good governance and a code of best practice for listed UK registered companies.

This statement on corporate governance, together with the Remuneration report, describes the way in which the principles and practices detailed in the Combined Code are applied within BAE SYSTEMS.

The Board
A board of directors with a wide range of experience and competencies heads the company. There are presently seven executive and seven non-executive directors. The Board considers all of the non-executive directors to be independent as they are independent of the company's executive management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Sir Robin Biggam has been nominated as the senior independent director.

The Board is scheduled to meet six times each year with additional meetings called as required (seven meetings were held in 2001). All directors receive regular information on the company's operational and financial performance and the Board as a whole regularly reviews the group's business plan, future strategy, and risk assessment. The Board has agreed a schedule of matters that are reserved to it for decision.

The directors have adopted a number of policies and procedures to help them operate effectively. These cover, amongst other things, access to the company secretary and also independent professional advice as well as the provision of training and company information.

The chairman and chief executive are appointed separately and there is a clear division of responsibilities between these two positions. The chairman is responsible for the effective working of the Board and for ensuring that all directors are properly informed of matters affecting the company. The chief executive is responsible for all operational matters.

Directors are initially appointed by the Board. Following such appointment, the director is required to retire and seek election at the next Annual General Meeting. All directors, with the exception of the UK government appointed director, retire by rotation such that approximately one-third of the Board seeks reappointment each year. Under the company's Articles of Association the UK government has the right to appoint one director, presently Keith Brown, who is specifically excluded from the re-election provisions of the Articles. These provisions can only be changed with the authority of the UK government.

Board committees
The Board has two committees:

Audit Committee
The Audit Committee meets not less than twice a year and its terms of reference cover reviewing the strategy of both the internal and external auditors, assessing their findings and monitoring actions taken. It also reviews the company's accounts prior to submission to the Board and considers the appointment of the auditors and the payment of their fees. Executive directors are invited to attend meetings of the Audit Committee, however for part of every meeting the Committee also meets with the external auditors without executive directors being present.

The Audit Committee reviews the corporate governance assurance procedures. The Audit Committee is also required to review this statement on corporate governance.

Nominations and Compensation Committee
The Nominations and Compensation Committee is responsible for all matters relating to the engagement and remuneration of executive directors (see Remuneration report). It is also responsible for nominating, for the Board's consideration, suitable individuals for appointment to the Board.

Relations with shareholders
BAE SYSTEMS has a comprehensive investor relations programme through which the company maintains a regular dialogue with major shareholders. The chief executive and group finance director lead the programme, although the chairman of the Nominations and Compensations Committee deals with major shareholders when there is a need for a dialogue on matters concerning the remuneration of the executive directors.

The chief executive reports to shareholders at the company's Annual General Meeting on the performance of the company and the Board is present to answer questions asked by shareholders.

Compliance with the Combined Code
The company complied with the provisions of section 1 of the Combined Code throughout the year except that, as reported above, the director appointed by the UK government is not required to submit himself for re-election.

Business management
The group has established an 'Operational Framework', which is widely available on the company's intranet, setting out key processes to be applied across the company. The Operational Framework sets out the group's organisational structure, together with the attendant delegated authorities. It sets out management's responsibility in identifying, evaluating and managing risk, with clear procedures for the regular reporting of operational risk and performance throughout the year. Reporting is structured to ensure that key issues are escalated through the management team and ultimately to the Board as appropriate. The Operational Framework has established a common framework across the company for operational and financial controls, as well as setting out key principles in terms of culture, behaviour and business ethics.

Processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process. LCM is applicable to all projects and, properly applied, provides effective project management control from inception (including the bid process) through to product delivery and ultimately customer support.

Further key processes are Integrated Business Planning (IBP), Quarterly Business Reviews (QBRs) and Monthly Finance Reviews. The IBP, approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near term budgets. The QBRs evaluate progress against the IBP and are chaired by the chief operating officers. The Monthly Finance Reviews are a high level review of performance for each sector chaired by the chief executive.

The company is committed to the protection of its assets, which include human, property and financial resources through an effective risk management process, underpinned where appropriate by insurance.

Internal audit
The internal audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews, making recommendations for business and control improvements.

Internal control
The overall responsibility for the systems of internal control within BAE SYSTEMS rests with the directors of the company. The responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

The directors have completed a formal review of the effectiveness of BAE SYSTEMS internal controls. In order to assist the Board in this review, an Operational Assurance Statement (OAS) is produced by each part of the business. It is signed off by the relevant managing director to confirm compliance against the Operational Framework, including operational and financial controls and risk management processes. The OAS is completed every half year and includes a formal assessment of business risk.

In line with any system of internal control, the policies and procedures which are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The responsibility for internal control procedures within joint ventures and other collaborations rests, on the whole, with the senior management of those operations. BAE SYSTEMS monitors its investments and exerts influence through Board representation.

Going concern
After making due enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

The Board has delegated to the Nominations and Compensations Committee (the Committee) responsibility for remuneration policy and specific packages for individual executive directors and other senior executives of the company. The members of the Committee are all non-executive and are detailed on page 31. It is chaired by Sir Robin Biggam; the chairman and the chief executive attend committee meetings except where their individual positions and remuneration are discussed.

The Committee also has responsibility for nominating suitable candidates for appointment to the Board; when acting in this role the chairman is also a member of the Committee.

Remuneration policy

The Committee reviewed its remuneration policy last year when it confirmed its policy of setting basic salaries at median competitive levels and to reward upper quartile performance with potential upper quartile remuneration but agreed that it needed to ensure that remuneration reflected the market in which the individual executive was generally based. To be in a position to implement this policy, the Committee reported in 2001 that it would be looking to increase maximum annual bonuses for executive directors to 60% of basic salary rather than the previous 50% and proposed the introduction of a new executive share option scheme to be used in place of the Performance Share Plan. The new share plan was duly approved by shareholders at the 2001 Annual General Meeting.

In line with the Committee's desire to increase the level of directors' remuneration that is performance related, the maximum level of annual bonuses will be increased with effect from the 2002 annual bonus scheme, with the level of any bonus payable being determined by the year's performance. The chairman and chief executive will have maximum cash bonus levels equal to their basic salaries, with those of the other directors being equal to 70% of basic salary. To achieve the payment of the maximum amounts, directors will have to meet very demanding performance conditions. As a consequence of this, none of the directors will have an increase in their basic salaries in 2002, with the exception of Mr Mogford whose salary is assessed as being below the market median level.

There have been no further changes to the Committee's policy on executive directors' remuneration since the 2000 report. The long-standing policy of allowing executive directors to hold external non-BAE SYSTEMS related non-executive directorships with the prior approval of the Committee remains. The director may retain any fees received from such appointments.

The Board considers that the company's remuneration policy is compliant with the Combined Code which has sought to establish best practice in this area for UK companies. The Committee will continue to consult with principal shareholders when it is considering changes to the structure of the company's executive director remuneration policy.

Remuneration

Remuneration for executive directors typically consists of basic salary, a bonus based on annual performance, executive share options and retirement benefits. The following provides more detail of these elements.

Basic salary and benefits

Executive directors' salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies. All reviews of salaries and benefits for executive directors are made having taken full account of the performance of the company as a whole and the pay and conditions of group employees in particular. It is the company's aim to create an environment with fair reward policies, which recognise and reward individual performance against business objectives; this applies equally to all employees.

The Committee has reviewed regularly the split between basic salary and performance related elements of remuneration in order properly to incentivise executive directors and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. In addition, through the use of share based incentive schemes, it seeks to align the interests of executive directors with those of other shareholders.

Annual bonus scheme

The executive directors and other senior executives participate in a bonus scheme that rewards those individuals if targets agreed by the Committee for earnings per share (EPS) and cash performance are met.

In 2001 the bonus scheme was structured such that the bonus payable was equal to 10% of basic salary for the achievement of budgeted EPS targets and 20% for the achievement of a more stretching EPS target. An additional 10% was payable if the company had achieved this higher EPS target and the company was still in a position to set a budget for 2002 at least 5% greater than in 2001. Whilst no bonus was payable for the achievement of the basic cash budget for the year, a bonus equal to 20% of basic salary was payable for achieving a more stretching cash target. A maximum of 10% of basic salary was payable on performance against non-financial measures. Pro rata payments were payable for achievements between these targets.

As was the case in previous years, individuals who participated in the bonus scheme were given the option of taking the bonus partly or wholly in shares through the Restricted Share Plan. If an election is made to take shares through the plan, they are to be held in trust for a period of three years after which the company will give the individual an equal number of shares. The table overleaf details cash bonuses earned in the year, and where executive directors elected to use such bonuses through the Restricted Share Plan, details of the shares held are set out on page 38.

Directors' remuneration

All figures £'000

	Executive directors								Non-executive directors						
	Sir Richard Evans	P O Gershon[1]	M Lester	Sir Charles Masefield	S L Mogford	G W Rose	M J Turner	J P Weston	Sir Robin Biggam	Professor S Birley	K C Brown	Dr U Cartellieri	Sir Ronald Hampel	Lord Hesketh	P Scaroni
2001															
Basic salary	620	—	487	431	362	435	464	520	—	—	—	—	—	—	—
Fees	—	—	—	—	—	—	—	—	39	36	40	36	36	35	36
Bonus	119	—	94	83	70	84	89	100	—	—	—	—	—	—	—
Benefits	11	—	16	16	21	16	17	19	—	—	—	—	—	—	—
Total	**750**	**—**	**597**	**530**	**453**	**535**	**570**	**639**	**39**	**36**	**40**	**36**	**36**	**35**	**36**
2000															
Basic salary	600	112	471	417	263	420	448	500	—	—	—	—	—	—	—
Fees	—	—	—	—	—	—	—	—	35	3	35	30	30	30	3
Bonus	120	—	94	83	70	84	90	100	—	—	—	—	—	—	—
Benefits	10	4	16	16	16	16	17	19	—	—	—	—	—	—	—
Relocation allowance	—	—	—	—	158	—	—	—	—	—	—	—	—	—	—
Total	**730**	**116**	**581**	**516**	**507**	**520**	**555**	**619**	**35**	**3**	**35**	**30**	**30**	**30**	**3**

[1] Resigned 31 March 2000

The emoluments of the directors and the chairman during the year are shown above.

The remuneration of the highest paid director, Sir Richard Evans, excluding company pension contributions and including realised gain on share options exercised during the year, was £749,916 (2000 £730,327).

The main benefits received by the directors consist of company car allowances and petrol allowances.

No payments were made to former directors of the company in 2001 (2000 £nil), except for pension payments made to Mr Lapthorne detailed on page 41.

With effect from 1 January 2001, Sir Richard Evans has acted as non-executive chairman of United Utilities plc. During the year the company was paid £150,000 by United Utilities for Sir Richard's services.

The Committee has retained the right to vary the bonus should there be exceptional events that affect the bonus targets. Non-executive directors do not participate in the bonus scheme.

Long term incentive schemes

(a) The BAE SYSTEMS Executive Share Option Plan

The BAE SYSTEMS Executive Share Option Plan was used in 2001 to grant options to the executive directors. The options granted are normally exercisable between the third and tenth anniversary of their grant. Options may only be exercised during this period as follows:

- 33.33 per cent of each option grant is exercisable if the company achieves real EPS growth per annum of three per cent but less than four per cent,
- 66.67 per cent of each option grant is exercisable if the company achieves real EPS growth per annum of four per cent but less than five per cent,
- 100 per cent of each option grant is exercisable if the company achieves real EPS growth per annum of five per cent or more.

Performance is retested at the end of years four and five against the full period from grant, and the option will lapse in year five if the targets have not been achieved.

(b) The Performance Share Plan

In the period 1996 to 2000 conditional awards of shares were made to executive directors under the Performance Share Plan, and a number of such awards are still outstanding. The maximum value of such awards in any one year was equal to the basic salary paid to a director, who at the end of the performance period receives a proportion of the award conditional on

Restricted Share Plan

	2001				2000			
	Shares purchased and held in trust during the year	Additional shares purchased during the year to be available after three years	Shares released to the director in the period	Value of shares released in the period £[1]	Shares purchased and held in trust during the year	Additional shares purchased during the year to be available after three years	Shares released to the director in the period	Value of shares released in the period £[1]
Sir Richard Evans	**22,053**	**22,053**	—	—	30,992	30,992	5,116	17,446
M Lester	**17,315**	**17,315**	—	—	—	—	—	—
Sir Charles Masefield	**15,327**	**15,327**	—	—	—	—	—	—
S L Mogford	**12,864**	**12,864**	**672**	**2,204**	—	—	—	—
G W Rose	—	—	—	—	8,875	8,875	—	—
M J Turner	**16,473**	**16,473**	**1,008**	**3,306**	23,151	23,151	1,608	5,483
J P Weston	**18,377**	**18,377**	**4,444**	**14,576**	25,827	25,827	5,628	19,191

[1] Value based on price on date of release from trust.

the performance of the company. Performance is measured relative to the other constituent members of the FTSE 100 over a three year period as follows:

(i) Total Shareholder Return (TSR)

This is the principal measure and, against a sliding scale, 100% of the conditional shares are awarded to directors if the company's TSR is in the top 20% of TSRs achieved by FTSE 100 companies, with 10% vesting if the TSR is in the top 50%. Intermediate positions will be calculated on a straight line pro rata basis. No awards will be made if the company's TSR performance is outside the top 50%. Awards will be made in three equal installments at the end of years three, four and five; and

(ii) Earnings Per Share (EPS)

EPS is used as a second measure and requires the average value of EPS excluding exceptional items over the performance period to be no less than the average value for the three years prior to the performance period.

Both sets of performance criteria must be met in order for an award to be made under the Plan and may be adjusted for exceptional items as appropriate at the discretion of the Committee.

(c) The Executive Share Option Scheme

Before 1996, and exceptionally in 1999 on completion of the British Aerospace/MES merger, executive directors were granted share options through the Executive Share Option Scheme.

Executive share options granted in 1994 and 1995 can only be exercised if growth in the pre-exceptional EPS for any three year period exceeds the sum of the increase in inflation for that period and a real growth requirement of 7.5%. Options granted to former GEC directors in 1999 are subject to similar performance criteria but the real growth requirement is 9% for any three year period. Other options granted to executive directors in 1999 are conditional upon the achievement of merger cost savings as validated by the company's auditors. Options cannot be exercised within three years of the date of grant.

Other information

Details of directors' interests in the Executive and SAYE share option schemes and options and conditional awards made under the Performance Share Plan are shown on page 39. Option prices are set at the average of the middle market quotes for the three days preceding the date of their grant.

The Committee is of the opinion that to give a full statement of directors' share options would result in a statement of excessive length. It has therefore adopted the alternative recommendation proposed by paragraph A3 of the Urgent Issues Task Force Abstract 10. The company's register of directors interests (which is open to inspection) contains full details of directors' share interests.

Details of the Performance Share Plan rights exercised by executive directors during 2001 are shown on page 39.

The profit before dealing costs in unexercised options capable of being exercised at a surplus and granted under the Executive Share Option Scheme, SAYE Share Option Scheme and the Performance Share Plan at 31 December 2001, subject to meeting any applicable performance criteria, were as follows:

	2001 £'000	2000 £'000
Sir Richard Evans	**1,083**	1,814
M Lester	**356**	438
Sir Charles Masefield	**314**	387
S L Mogford	**272**	536
G W Rose	**580**	1,294
M J Turner	**555**	1,084
J P Weston	**964**	1,656

The figures have been calculated by reference to a mid-market price for the company's ordinary shares at 31 December 2001 of 309.5p (2000 382p). The range during 2001 was 263.5p to 384.75p.

Directors' share options and conditional awards

	1 January 2001	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2001	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable	Expiry date
Executive Share Option Scheme									
Sir Richard Evans	58,060	362,573	—	—	420,633	3.20	1.86-3.42	05.10.98	04.05.11
M Lester	223,800	284,795	—	—	508,595	3.77	3.42-4.21	20.12.02	04.05.11
Sir Charles Masefield	198,099	252,047	—	—	450,146	3.77	3.42-4.21	20.12.02	04.05.11
S L Mogford	254,135	211,696	—	—	465,831	3.64	2.75-4.21	02.10.99	04.05.11
G W Rose	435,617	254,386	100,408	—	589,595	3.52	1.86-4.21	06.10.98	04.05.11
M J Turner	212,921	271,345	—	—	484,266	3.77	3.42-4.21	20.12.02	04.05.11
J P Weston	425,469	304,094	—	—	729,563	3.19	1.24-4.21	03.03.97	04.05.11
SAYE Share Option Scheme									
Sir Richard Evans	7,580	—	5,236	—	2,344	2.71	2.71	01.06.02	01.12.02
M Lester	1,103	2,030	—	—	3,133	2.56	2.56-2.57	01.06.05	01.12.06
Sir Charles Masefield	633	—	—	—	633	2.57	2.57	01.06.03	01.12.03
S L Mogford	4,897	1,212	—	—	6,109	2.79	2.56-3.21	01.06.02	01.12.06
G W Rose	5,277	1,165	4,644	—	1,798	2.56	2.56-2.57	01.06.03	01.12.04
M J Turner	7,959	2,030	4,604	—	5,385	2.65	2.56-2.90	01.06.02	01.12.06
J P Weston	7,183	2,030	4,684	—	4,529	2.67	2.56-2.90	01.06.03	01.12.06
Performance Share Plan									
Sir Richard Evans	441,435	—	—	115,028	326,407	—	—	26.02.01	01.03.07
M Lester	114,344	—	—	—	114,344	—	—	01.03.03	01.03.07
Sir Charles Masefield	101,213	—	—	—	101,213	—	—	01.03.03	01.03.07
S L Mogford	123,648	—	17,918	24,672	81,058	—	—	02.05.01	01.03.07
G W Rose	227,643	—	35,149	27,812	164,682	—	—	26.02.02	01.03.07
M J Turner	280,179	—	36,034	65,564	178,581	—	—	26.02.02	01.03.07
J P Weston	317,995	—	36,034	65,564	216,397	—	—	26.02.02	01.03.07

Option prices are set at the average of the middle market quotes for the three days preceding the date of their grant and, where they have been subject to adjustment, are shown rounded to the nearest penny.

Options and conditional awards exercised

	Date of exercise	Number of options exercised	Number of shares sold following exercise	Realised gain on shares sold £[1]	Unrealised gain on retained shares £
Executive Share Option Scheme					
G W Rose	12.03.01	100,408	—	—	191,779
SAYE Share Option Scheme					
G W Rose	12.06.01	4,644	3,483	6,088	2,029
Sir Richard Evans	13.06.01	5,236	—	—	8,995
M J Turner	13.06.01	4,604	—	—	7,910
J P Weston	19.09.01	4,684	—	—	6,689
Performance Share Plan					
S L Mogford	21.03.01	17,918	3,358	10,897	47,247
G W Rose	17.04.01	17,575	—	—	62,216
	02.05.01	17,574	—	—	60,455
M J Turner	02.05.01	36,034	36,034	123,957	—
J P Weston	02.05.01	36,034	—	—	123,957
				140,942	511,277

[1] Shares were sold immediately on exercise of options. Gain before dealing costs.

The total realised gain on shares sold in 2000 was £983,342. The total unrealised gain on retained shares was £2,277,896.

Directors' interests

	At 1 January 2001					At 31 December 2001				
	Shares	Share Options	Restricted Share Plan[1]	Conditional awards of shares under the Performance Share Plan	Capital Amortising Loan Stock	Shares	Share Options	Restricted Share Plan[1]	Conditional awards of shares under the Performance Share Plan	Capital Amortising Loan Stock
Sir Robin Biggam	888	—	—	—	—	888	—	—	—	—
Professor S Birley	—	—	—	—	—	—	—	—	—	—
K C Brown	38,884	—	—	—	—	38,884	—	—	—	—
Dr U Cartellieri	—	—	—	—	—	—	—	—	—	—
Sir Richard Evans	390,193	65,640	52,760	441,435	—	417,482	422,977	74,813	326,407	—
Sir Ronald Hampel	3,232	—	—	—	—	3,232	—	—	—	—
Lord Hesketh	6,000	—	—	—	—	6,000	—	—	—	—
M Lester	458,123	224,903	—	114,344	144,692	475,438	511,728	17,315	114,344	144,692
Sir Charles Masefield	22,967	198,732	—	101,213	1,354	39,030	450,779	15,327	101,213	1,354
S L Mogford	55,566	259,032	3,777	123,648	—	83,662	471,940	15,969	81,058	—
G W Rose	109,383	440,894	20,179	227,643	—	246,101	591,393	20,179	164,682	—
P Scaroni	—	—	—	—	—	—	—	—	—	—
M J Turner	221,378	220,880	36,580	280,179	—	243,463	489,651	52,045	178,581	—
J P Weston	811,595	432,652	46,575	317,995	—	875,134	734,092	60,508	216,397	—

[1]Matching shares only.

Mr Lester holds a non-beneficial interest in 200,000 ordinary shares (2000 14,860,000) and 5,190,100 CALS (2000 5,190,100).

The executive directors, in common with all employees of the company, have an interest in the unallocated shares held in employee share ownership trusts. As at 31 December 2001 527,839 (2000 261,495) such shares were held in the ESOP trust, 319,194 (2000 320,791) shares in the Profit Sharing Scheme trust and 254,690 (2000 4,178,935) shares in the BAE SYSTEMS QUEST.

Post retirement benefits

	Age	Directors' contributions in the year £	Amount of additional pension accrued in 2001 payable at normal retirement age £	Accrued pension at 31 December 2001 payable at normal retirement age £
Sir Richard Evans	59	30,909	18,776	406,009
M Lester	61	14,570	887	316,716
Sir Charles Masefield	62	21,459	3,745	286,471
S L Mogford	45	18,010	19,708	146,308
G W Rose	49	4,657	22,880	147,320
M J Turner	53	23,109	12,404	272,600
J P Weston	50	25,909	14,941	254,644

- The amount of additional pension in 2001 excludes any increase for inflation.
- On death before retirement, a lump sum is payable equal to four times basic salary plus the director's own contributions. A survivor's pension (if applicable) would also be payable equal to two thirds of the pension that the director would have accrued had he stayed in service until normal retirement age. If the director has an eligible child or children, a further pension would be payable.

  On death after retirement, the pension benefits are paid in the same proportions as described above, based on the pension payable at the date of death. A lump sum will be paid if the director dies within 5 years of retirement equal to the pension payments that would have been made during the remainder of the 5 year period if the director had not died.
- The executive directors do not have a right to an early retirement pension.
- Pensions in payment increase by the lower of 5% per annum and the change in the RPI.
- There are no discretionary benefits.

Options at prices greater than the market value of the shares:

	Individual option price(s)	Total number of options
	£	
Sir Richard Evans	3.42	362,573
M Lester	3.42; 4.21	508,595
Sir Charles Masefield	3.42; 4.21	450,146
S L Mogford	3.21; 3.42; 3.98; 4.21	412,704
G W Rose	3.29; 3.42; 4.21	533,143
M J Turner	3.42; 4.21	484,266
J P Weston	3.42; 4.21	541,623

Personal Shareholding Policy

The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 100% of salary. As a minimum standard this must be achieved as quickly as possible from shares vested from the annual bonus, exercised through the executive share option schemes or Performance Share Plan, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter, executive directors will be expected to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual salary is achieved and maintained. These limits are reviewed periodically.

Post Retirement Benefits

The executive directors of the company are members of group pension schemes and have a normal retirement age of 60, except Mr Lester and Sir Charles Masefield who have a normal retirement age of 62. Sir Charles Masefield reached his normal retirement date on 31 January 2002 and consequently no longer makes pension contributions.

Of the executive directors, Mr Rose is affected by the Inland Revenue earnings cap on approved pensions and has an unapproved pension arrangement to top up his benefits from the approved scheme. Mr Rose's unapproved arrangement is partly funded and partly unfunded. The accrued benefits shown on page 40 include the benefits from the approved and unapproved arrangements. Mr Lapthorne, a former director, has an unfunded pension scheme. In 2001 the company paid Mr Lapthorne £79,605 (£77,389 in 2000) under this scheme.

Service Contracts

All the executive directors have contracts requiring the company to give the individual not less than 12 months notice of termination. Sir Richard Evans, Mr Weston, Mr Rose and Mr Turner have contracts requiring them to give the company not less than six months notice of termination. All the other executive directors are required to give not less than 12 months notice of termination.

It is the Board's policy that non-executive directors do not have service contracts. They are proposed by the Committee and appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. Fees payable to non-executive directors are recommended to the Board by the Committee chairman after discussion with the executive directors. The level of non-executive directors' fees is set after reviewing practice in other comparable companies.

The executive directors retiring by rotation and seeking re-election at the Annual General Meeting all have service contracts requiring the company to give not less than 12 months notice of termination. If these directors wish to terminate their contracts, Sir Richard Evans and Mr Turner are both required to give not less six months notice and Mr Mogford not less than 12 months notice. Dr Cartellieri is also retiring by rotation at the Annual General Meeting and seeking re-election but as a non-executive director he does not have a service contract.

Directors' Interests

As at 31 December 2001 the directors of the company and their families had the beneficial and non-beneficial interests in the company's securities as shown on page 40.

There have been no changes in the interests of the directors between 31 December 2001 and 13 February 2002.

By order of the Board

Sir Richard Evans
Chairman
13 February 2002

Report of the auditors on the accounts

KPMG Audit Plc

Independent auditors' report to the members of BAE SYSTEMS plc

We have audited the accounts on pages 44 to 73.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 34 this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 34 and 35 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the directors' statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2001 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants
Registered Auditor

London
13 February 2002

Index to the accounts

Consolidated profit and loss account

for the year ended 31 December

	Notes	2001 £m	Total 2001 £m	2000 £m	Restated[1] Total 2000 £m
Sales	2		13,138		12,185
Less: adjustment for share of joint venture sales	2		(4,097)		(2,539)
Turnover	2		9,041		9,646
Operating costs	3				
Excluding goodwill amortisation and exceptional items		(8,085)		(8,839)	
Goodwill amortisation	10	(397)		(330)	
Exceptional items	6	(136)		(288)	
			(8,618)		(9,457)
Operating profit			423		189
Share of operating profit of joint ventures					
Excluding goodwill amortisation and exceptional items		304		143	
Goodwill amortisation	12	(98)		(43)	
Exceptional items	6	(12)		(19)	
			194		81
			617		270
Non-operating exceptional item					
Cessation/reorganisation of commercial aerospace activities	6		(370)		—
Profit before interest	2		247		270
Excluding goodwill amortisation and exceptional items		1,260		950	
Goodwill amortisation		(495)		(373)	
Exceptional items		(518)		(307)	
Interest	4				
Net interest		(174)		(114)	
Share of net interest of joint ventures		(3)		23	
			(177)		(91)
Profit on ordinary activities before taxation	2		70		179
Tax	7				
Tax on profit excluding exceptional items		(346)		(270)	
Tax on exceptional items		148		72	
			(198)		(198)
Loss on ordinary activities after taxation			(128)		(19)
Equity minority interests	26		(6)		(6)
Loss for the financial year			(134)		(25)
Dividends	8				
Equity: ordinary shares		(275)		(257)	
Non-equity: preference shares		(21)		(21)	
			(296)		(278)
Retained loss	24		(430)		(303)
Basic and diluted earnings per share	9				
Including goodwill amortisation and exceptional items			(5.1)p		(1.5)p
Excluding goodwill amortisation and exceptional items			23.4p		18.8p

[1] see note 1

No note of historical cost profits and losses has been prepared as the historical cost profits and losses are not materially different to those detailed in the above profit and loss account.

The results for 2001 and 2000 arise from continuing activities.

Balance sheets

as at 31 December	Notes	Group 2001 £m	Group 2000 £m (Restated[1])	Company 2001 £m	Company 2000 £m
Fixed assets					
Intangible assets	10	**6,909**	7,274	**—**	—
Tangible assets	11	**1,776**	2,356	**49**	59
Investments	12				
Share of gross assets of joint ventures		**7,248**	5,676		
Share of gross liabilities of joint ventures		**(5,826)**	(4,988)		
Share of joint ventures		**1,422**	688		
Others		**35**	40	**4,117**	4,124
		1,457	728		
		10,142	10,358	**4,166**	4,183
Current assets					
Stocks	13	**1,046**	1,536	**3**	8
Debtors due within one year	14	**2,633**	2,210	**3,546**	5,325
Debtors due after one year	14	**811**	637	**192**	162
Investments	15 & 28	**1,069**	1,159	**647**	580
Cash at bank and in hand	28	**1,505**	1,475	**1,269**	734
		7,064	7,017	**5,657**	6,809
Liabilities falling due within one year					
Loans and overdrafts	16 & 28	**(1,256)**	(2,397)	**(1,081)**	(1,029)
Creditors	18	**(5,281)**	(4,743)	**(5,829)**	(8,203)
		(6,537)	(7,140)	**(6,910)**	(9,232)
Net current assets/(liabilities)		**527**	(123)	**(1,253)**	(2,423)
Total assets less current liabilities		**10,669**	10,235	**2,913**	1,760
Liabilities falling due after one year					
Loans	16 & 28	**(2,119)**	(1,063)	**(1,010)**	(464)
Creditors	18	**(611)**	(619)	**(2)**	(2)
		(2,730)	(1,682)	**(1,012)**	(466)
Provisions for liabilities and charges	19	**(1,281)**	(1,476)	**—**	—
	2	**6,658**	7,077	**1,901**	1,294
Capital and reserves					
Called up share capital	23	**143**	143	**143**	143
Share premium account	24	**374**	341	**374**	341
Statutory reserve	25	**202**	202	**202**	202
Other reserves	24	**5,438**	5,440	**199**	199
Profit and loss account	24	**481**	851	**983**	409
Shareholders' funds					
Equity: ordinary shares		**6,372**	6,711	**1,635**	1,028
Non-equity: preference shares	23	**266**	266	**266**	266
		6,638	6,977	**1,901**	1,294
Equity minority interests	26	**20**	100	**—**	—
		6,658	7,077	**1,901**	1,294

Approved by the Board on 13 February 2002 and signed on its behalf by:

J P Weston — Chief executive

G W Rose — Group finance director

[1] see note 1

Consolidated cash flow

for the year ended 31 December	Notes	2001 £m	2000 £m
Net cash inflow from operating activities			
Operating profit		423	189
Depreciation, amortisation and impairment		636	639
Profit on disposal of fixed assets and investments		(42)	(29)
Movement in provisions for liabilities and charges *excluding deferred tax*		(207)	(215)
(Increase)/decrease in working capital			
Stocks		(340)	47
Debtors		(716)	1,620
Creditors		612	(580)
Customer stage payments		405	223
		771	1,894

Cash flow statement

	Notes	2001 £m	2000 £m
Net cash inflow from operating activities		771	1,894
Dividends from joint ventures		19	18
Returns on investments and servicing of finance	29	(210)	(97)
Taxation	29	(94)	(59)
Capital expenditure and financial investment	29	(359)	(283)
Acquisitions and disposals			
Acquisitions		—	(1,605)
Disposal of subsidiary undertakings and joint ventures	12	135	115
Equity dividends paid		(266)	(202)
Net cash outflow before financing and management of liquid resources		(4)	(219)
Management of liquid resources	29	162	497
Financing	29	495	(123)
Net increase in cash available on demand		653	155

Reconciliation of net cash flow to net movement in net funds	Notes	2001 £m	2000 £m
Net increase in cash available on demand		653	155
Net decrease in liquid resources		(162)	(497)
(Increase)/decrease in other loans included within net funds		(465)	194
Change in net funds from cash flows		26	(148)
Other non cash movements	28	(1)	48
Net increase/(decrease) in net funds		25	(100)
Net funds at 1 January		(826)	(726)
Net funds at 31 December	28	(801)	(826)
Reconciliation to movement in net debt as defined by the group			
Net increase/(decrease) in net funds		25	(100)
Decrease in cash on customers' account		43	26
Net movement for the year	28	68	(74)

Statement of total recognised gains and losses
for the year ended 31 December

	2001 £m	Restated[1] 2000 £m
(Loss)/profit for the financial year		
Group, excluding joint ventures	(200)	(103)
Joint ventures	66	78
Total loss for the financial year	(134)	(25)
Currency translation on foreign currency net investments – subsidiaries	61	(28)
– joint ventures	(10)	8
Goodwill on disposal of Flight Simulation and Training Inc.	18	—
Impairment of land and buildings	—	(14)
Other recognised gains and losses relating to the year (net)	69	(34)
Total recognised gains and losses relating to the year	(65)	(59)
Prior year adjustment in respect of the adoption of FRS 19 (see note 24)	(175)	
Total recognised gains and losses	(240)	

Reconciliation of movements in shareholders' funds
for the year ended 31 December

	2001 £m	Restated[1] 2000 £m
Loss for the financial year	(134)	(25)
Dividends	(296)	(278)
	(430)	(303)
Issuance of shares to QUEST	18	17
Exercise of share options, warrants and dividend scrip issue	4	100
Other recognised gains and losses (net)	69	(34)
Net decrease in shareholders' funds	(339)	(220)
Opening shareholders' funds (restated)	6,977	7,197
Closing shareholders' funds	6,638	6,977

[1] see note 24

1 Accounting policies

Basis of preparation
The accounts are drawn up in accordance with applicable accounting standards under the historical cost convention as modified by the revaluation of certain land and buildings and the treatment adopted in respect of the valuation of certain current asset investments (note 17). Financial Reporting Standard 19 – Deferred tax (FRS 19) has been adopted for the first time in these accounts, resulting in the restatement of prior year figures as set out in note 24 on page 68. The group has adopted the transitional arrangements recommended by Financial Reporting Standard 17 – Retirement benefits (FRS 17), as reported in note 27.

As required by the Companies Act 1985 the directors have adopted the true and fair override in respect of the accounting for the Exchange Property (see note 17).

The presentation of inter business group joint venture sales has been amended, and prior years restated, as described in note 2 on page 50.

Basis of consolidation
The accounts of the group consolidate the results of the company and its subsidiary undertakings, and include its share of its joint ventures' results on the gross equity method, all of which are made up to 31 December.

The acquisition method of accounting has been adopted for businesses acquired or disposed of in the year. In the case of acquisitions, fair values are applied to the acquired operation. The results of such businesses are included in the consolidated profit and loss account from the date of acquisition, or up to the date of disposal.

Where the group contributes a business, being either a subsidiary undertaking or its share of a joint venture, in exchange for an interest in the resulting enlarged group, such transactions are recorded as an exchange of interests in order to reflect the economic substance of the transaction. Fair values are applied to those operations which are subject to the exchange and which have not previously been within the group.

Goodwill
Goodwill arising on consolidation, on an exchange of interest, or on acquisition of joint venture interests, is capitalised in respect of all transactions from 1 January 1998. Such goodwill is amortised on a straight line basis through the profit and loss account over its estimated useful economic life, based upon assessments of the durability of markets, product ranges and projected future profitability of the businesses concerned. Prior to 1998, goodwill was either capitalised and amortised through the profit and loss account or was written off directly to reserves depending upon the circumstances of each acquisition. To date all goodwill capitalised has been assessed as having a 20 year estimated useful economic life.

Impairment reviews are undertaken at the end of the first full financial year following each acquisition and also if events or changes in circumstance indicate that such a review is necessary.

On the subsequent disposal or termination of a previously acquired business, the profit and loss on disposal or termination is calculated including any remaining capitalised goodwill or the gross amount of any related goodwill previously written off directly to reserves, as appropriate.

Company accounts
In the company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or valuation in respect of certain listed investments) less provisions for permanent diminutions. Dividends received and receivable are credited to the company's profit and loss account to the extent that they represent a realised profit for the company. In accordance with Section 230(4) of the Companies Act 1985 the company is exempt from the requirement to present its own profit and loss account. The amount of the profit for the financial year of the company is disclosed in note 24 to these accounts.

Revenue recognition
Sales comprise the net value of deliveries made, work completed or services rendered during the year and include the group's net share of sales of joint ventures. Sales are recognised when title passes or a separately identifiable phase of a contract or development has been completed. Turnover represents sales made by the company and its subsidiary undertakings, excluding the group's share of sales of joint ventures.

Profit is recognised at the time of sale. In the case of contracts with extended delivery programmes, it is arrived at by reference to the estimated overall profitability of the contract and appropriate provision is made for any losses in the year in which they are first foreseen.

Foreign currencies
Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contracted rate if applicable and any exchange differences arising are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves.

Research and development
Group funded revenue expenditure on research and development is written off as incurred and charged to the profit and loss account, except where substantially supported under contract.

Tangible fixed assets
Depreciation is provided, on a straight line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value, using the following rates:

Buildings	—	up to 50 years, or the lease term if shorter
Research equipment	—	8 years
Computing equipment, motor vehicles and short life works equipment	—	3 to 5 years
Other equipment	—	10 to 15 years, or the project life if shorter

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

1 Accounting policies continued

Leases

Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight line basis in arriving at operating profit.

Assets held for leasing out under operating leases are included in tangible fixed assets at cost less depreciation. Rental income from aircraft operating leases is recognised in sales as the receipts fall due.

Stocks

Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Long term contracts – The amount of profit attributable to the stage of completion of a long term contract is arrived at by reference to the estimated overall profitability of the contract. Appropriate provisions are made for any losses in the year in which they are first foreseen. Work in progress relating to long term contracts is stated at cost less provision for anticipated losses.

Development properties – The net realisable value is based on advice received from independent valuers and assumes the grant of relevant planning consent but excludes any development profit.

Cash received on customers' account and customer stage payments

Amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery are credited, as progress payments, against any expenditure incurred upon stocks or work in progress for the particular contract. Any unexpended balance is held in creditors as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account.

Aircraft financing

The group is exposed to actual and contingent liabilities arising from commercial aircraft financing, both from financing arranged directly by the group and from that arranged by third parties where the group has provided guarantees or has other recourse obligations. Provision for these risks is made on a systematic basis.

Financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are designated as a hedge at the inception of contracts. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses on foreign currency hedges are recognised on maturity of the underlying transaction, other than translational hedges of foreign currency investments which are taken to reserves. Gains and losses arising from retiming of foreign exchange transactional cover are deferred to match the maturity of the underlying exposure. Gains or losses arising on hedging instruments which are cancelled due to the termination of underlying exposure are taken to the profit and loss account immediately. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Short term debtors and creditors that meet the definition of a financial asset or liability respectively have been excluded from the Financial Reporting Standard 13 – Derivatives and other financial instruments: disclosures (FRS 13) analysis where permitted by that Standard.

Tax

The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Full provision for deferred tax is made, on an undiscounted basis, using the liability method for timing differences between the inclusion of items in accounting and taxable profit, where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post retirement benefits

These costs have been provided under Statement of Standard Accounting Practice 24 – Accounting for pension costs (SSAP 24) where the expected cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of current employees. The group operates several pension schemes providing benefits based on final pensionable pay. The assets of the schemes are held separately from those of the group.

Share options

In accordance with Urgent Issues Task Force Abstract 25 – National Insurance Contributions on share option gains (UITF 25) the group provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted.

The group has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the 20% discount offered to employees partaking in such company operated schemes.

2 Segmental analysis

Analysis by business group

	Sales		Less: share of JV sales		Add: sales to JVs		Turnover		Intra group sales	
	2001	2000[1]	**2001**	2000[1]	**2001**	2000[1]	**2001**	2000[1]	**2001**	2000[1]
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m
Programmes	**2,310**	2,430	**(641)**	(699)	**535**	617	**2,204**	2,348	**(29)**	(108)
Customer Solutions & Support	**2,042**	1,844	**(85)**	(61)	**—**	—	**1,957**	1,783	**(64)**	(61)
International Partnerships	**1,816**	1,858	**(1,678)**	(1,726)	**22**	18	**160**	150	**(36)**	(33)
Avionics	**1,027**	1,133	**(7)**	(2)	**—**	1	**1,020**	1,132	**(395)**	(392)
North America	**2,577**	1,674	**(35)**	(30)	**34**	23	**2,576**	1,667	**(39)**	(40)
Operations	**1,277**	1,331	**—**	—	**—**	—	**1,277**	1,331	**(341)**	(292)
Commercial Aerospace	**3,021**	2,868	**(2,580)**	(2,220)	**—**	1,400	**441**	2,048	**(45)**	(57)
Centre	**28**	47	**—**	(11)	**—**	—	**28**	36	**(11)**	(17)
	14,098	13,185	**(5,026)**	(4,749)	**591**	2,059	**9,663**	10,495		
Intra group sales	**(960)**	(1,000)					**(960)**	(1,000)	**(960)**	(1,000)
JV sales between business groups					**338**	151	**338**	151	**338**	151
	13,138	12,185	**(5,026)**	(4,749)	**929**	2,210	**9,041**	9,646	**(622)**	(849)

[1] In prior years, sales to joint ventures were eliminated in full before the presentation of sales by business group. As a result of the restructuring of Airbus the directors have reconsidered this presentation and have determined a more appropriate treatment is, at business group level, to eliminate only the sales to JVs within the respective business group. Sales to JVs within other business groups are included in the intra group sales adjustment. Comparative figures have been restated accordingly.

	Profit/(loss) before tax excluding exceptional items		Profit/(loss) before tax		Goodwill amortisation		Net assets	
								Restated[2]
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Programmes	**138**	3	**138**	(112)	**25**	19	**218**	(114)
Customer Solutions & Support	**414**	434	**406**	426	**6**	2	**39**	69
International Partnerships	**102**	117	**89**	92	**41**	51	**728**	931
Avionics	**109**	107	**97**	65	**129**	130	**2,247**	2,528
North America	**250**	165	**238**	159	**227**	162	**4,232**	4,596
Operations	**39**	(33)	**(38)**	(87)	**5**	6	**(53)**	64
Commercial Aerospace	**220**	149	**218**	141	**57**	—	**(78)**	(58)
Centre	**(12)**	8	**(36)**	(41)	**5**	3	**251**	217
	1,260	950	**1,112**	643	**495**	373	**7,584**	8,233
Less: cessation/reorganisation of commercial aerospace activities	**—**	—	**(370)**	—				
goodwill amortisation	**(495)**	(373)	**(495)**	(373)		Less: tax	**(95)**	(257)
interest	**(177)**	(91)	**(177)**	(91)		debt	**(831)**	(899)
	588	486	**70**	179		Net assets	**6,658**	7,077

[2] see note 24

Rental income in 2001 from aircraft operating leases included within turnover is £68m (2000 £62m).

Net assets include dividends declared by the business groups.

The allocation of exceptional items to business groups is analysed further in note 6.

The company's principal joint venture interests comprise those in the International Partnerships business group, and its interest in Airbus SAS, within the Commercial Aerospace business group. Additional information in respect of Airbus is shown in note 12 on pages 57 and 58.

Centre includes profits arising on the sale of development properties and sundry business disposals.

2 Segmental analysis continued

Analysis by geographical location

	Geographical destination				Geographical origin			
	Sales		Turnover		Sales		Turnover	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
United Kingdom	**2,275**	2,135	**2,028**	1,751	**6,387**	6,666	**6,171**	7,690
Rest of Europe	**2,737**	2,914	**991**	2,439	**3,848**	3,611	**58**	96
Middle East	**2,594**	2,579	**2,384**	2,326	**—**	—	**—**	—
USA and Canada	**4,248**	3,166	**2,989**	2,209	**2,737**	1,720	**2,693**	1,708
Australasia and Pacific	**335**	536	**284**	510	**144**	127	**109**	102
Other	**949**	855	**365**	411	**22**	61	**10**	50
	13,138	12,185	**9,041**	9,646	**13,138**	12,185	**9,041**	9,646

	Geographical origin							
	Profit before interest[1]				Net assets			
	Excl JVs		*Inc JVs*		*Excl JVs*		*Inc JVs*	
						Restated[2]		Restated[2]
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
United Kingdom	**17**	214	**26**	204	**3,085**	3,986	**3,266**	3,981
Rest of Europe	**7**	1	**196**	89	**74**	59	**1,312**	740
USA and Canada	**25**	7	**21**	8	**2,124**	2,346	**2,125**	2,349
Australasia and Pacific	**2**	(35)	**2**	(33)	**(40)**	5	**(40)**	10
Other	**2**	2	**2**	2	**(7)**	(7)	**(5)**	(3)
	53	189	**247**	270	**5,236**	6,389	**6,658**	7,077

1 including goodwill amortisation and exceptional items

2 see note 24

3 Operating costs

	2001 £m	2000 £m
Raw materials and other bought in stock	**3,129**	4,103
Change in stocks of finished goods and work in progress	**(431)**	(289)
Staff costs (note 5)	**2,815**	2,893
Depreciation, amortisation and impairment	**636**	639
Net provisions created (excluding pensions and deferred tax)	**186**	588
Other operating charges	**2,660**	1,647
Other operating income	**(377)**	(124)
	8,618	9,457

Included within the analysis of operating costs are the following expenses:

	2001 £m	2000 £m
Operating lease charges – within other external charges		
Plant and machinery	**4**	5
Other, including aircraft	**94**	119
Exceptional items (note 6):		
Staff costs	**35**	113
Depreciation, amortisation and impairment	**—**	3
Net provisions created	**70**	111
Other external charges	**31**	61

Research and development expenditure was £1,747m (2000 £1,503m) of which £753m (2000 £516m) related to joint ventures.

The remuneration of the group's principal auditors for the year ended 31 December 2001 for statutory audit work was £3,302,000 (2000 £3,028,000), including £550,000 (2000 £525,000) in relation to the company. In addition, £7,152,000 (2000 £14,307,000) was paid in the United Kingdom to the principal auditors and their associates in respect of non-audit work. This related to corporate transactions, tax advisory and compliance work, consultancy services and accounting assistance. £1,945,000 (2000 £1,913,000) was paid overseas in respect of non-audit work.

4 Interest and other similar items

	2001 £m	2000 £m
Interest receivable and similar income	**46**	149
Interest payable and similar charges:		
On bank loans and overdrafts	**(28)**	(48)
On finance leases	**(3)**	(2)
On bonds and other financial instruments	**(155)**	(181)
Adjustment to net present value liabilities	**(34)**	(32)
Net interest arising on activities excluding joint ventures	**(174)**	(114)
Share of net interest of joint ventures	**(3)**	23
	(177)	(91)

5 Employees and directors

The weekly average and year end numbers of employees were as follows:

	Weekly average		At year end	
	2001 Number '000	2000 Number '000	**2001 Number '000**	2000 Number '000
Programmes	**12.7**	14.0	**12.4**	13.1
Customer Solutions & Support	**8.7**	8.5	**8.9**	8.7
International Partnerships	**1.5**	1.6	**—**	1.5
Avionics	**10.2**	13.0	**10.3**	11.4
North America	**21.1**	20.9	**20.9**	23.0
Operations	**14.7**	15.7	**13.8**	15.3
Commercial Aerospace	**2.7**	10.1	**2.7**	10.9
Centre	**1.1**	1.1	**1.1**	1.1
Group employees excluding joint venture employees	**72.7**	84.9	**70.1**	85.0

The aggregate payroll costs of group employees excluding joint venture employees were:

	2001 £m	2000 £m
Wages and salaries	**2,451**	2,467
Social security costs	**206**	208
Other pension costs (note 27)	**158**	218
	2,815	2,893

Total directors' emoluments, excluding company pension contributions, were £4,329,273 (2000 £4,309,496). No amounts were paid this year or last year to past directors relating to pensions other than those disclosed in the Remuneration report. Fuller disclosures on directors' remuneration are set out in the Remuneration report on pages 36 to 41.

6 Exceptional items

	2001 £m	2000 £m
Operating exceptional items		
Prior year rationalisation programmes	**(95)**	(156)
BAe/MES integration costs	**(53)**	(151)
	(148)	(307)
Non-operating exceptional item		
Cessation/reorganisation of commercial aerospace activities	**(370)**	—
Exceptional loss included within profit before interest and tax	**(518)**	(307)

Prior year rationalisation programmes
Rationalisation programmes were initiated in 1999 and 2000 in response to capacity excesses across a number of business groups.

The total costs associated with these programmes were estimated at the time of the respective announcements at £475m. To date costs of £449m have been recorded as exceptional charges. The profit and loss impact in 2001 has been a charge of £95m (2000 £156m), before a tax credit of £25m (2000 £35m). The net cash outflow in 2001 amounted to £89m (2000 £143m), before taking into account the cash benefits of tax relief.

BAe/MES integration costs
Following the merger of BAe and MES on 29 November 1999 the group embarked on a process of integrating the businesses within the enlarged organisation. Costs in 2001 associated with this process amounted to £53m (2000 £151m) before a tax credit of £12m (2000 £37m). The net cash outflow in 2001 amounted to £53m (2000 £141m), before taking into account the cash benefits of tax relief.

Cessation/reorganisation of commercial aerospace activities
As a result of the group's review of its commercial aerospace activities the group has decided to close its regional jet manufacturing operations and reorganise certain other commercial aerospace activities at a cost of £400m. The anticipated costs in respect of the closure relate primarily to the cessation of RJ/RJX assembly and are estimated to total £250m before a tax credit of £75m. The associated net cash outflow in 2001 amounted to £2m. A further £120m has been charged in 2001 for the related restructuring of other commercial aerospace activities, before a tax credit of £36m. The associated net cash outflow in 2001 amounted to £nil. The remaining £30m exceptional item is expected to be charged in 2002.

The profit and loss account impact of these exceptional charges by business group is as follows:

Charged in 2001	Cessation/ reorganisation of commercial aerospace activities £m	Rationalisation programmes £m	BAe/MES integration costs £m	Total £m
Programmes	—	—	—	—
Customer Solutions & Support	—	8	—	8
International Partnerships[1]	—	13	—	13
Avionics	—	—	12	12
North America	—	10	2	12
Operations	21	64	13	98
Commercial Aerospace	349	—	2	351
Centre	—	—	24	24
Total	370	95	53	518

Charged in 2000	Rationalisation programmes £m	BAe/MES integration costs £m	Total £m
Programmes	102	13	115
Customer Solutions & Support	—	8	8
International Partnerships[1]	19	6	25
Avionics	—	42	42
North America	—	6	6
Operations	35	19	54
Commercial Aerospace	—	8	8
Centre	—	49	49
Total	156	151	307

[1] Including £12m (2000 £19m) for rationalisation programmes in joint ventures.

7 Tax

	UK		Overseas		Share of joint ventures		Total	
		Restated[1]		Restated[1]		Restated[1]		Restated[1]
	2001	2000	2001	2000	2001	2000	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m
Current tax								
Current tax (charge)/credit for the period	(174)	(185)	(11)	(30)	(216)	(26)	(401)	(241)
Adjustment in respect of prior years	4	(12)	(1)	—	(2)	—	1	(12)
	(170)	(197)	(12)	(30)	(218)	(26)	(400)	(253)
Deferred tax								
Deferred tax (charge)/credit for the period	(41)	(21)	(8)	4	89	—	40	(17)
Adjustment in respect of prior years	4	—	10	—	—	—	14	—
	(37)	(21)	2	4	89	—	54	(17)
Tax on the results excluding exceptional items	(207)	(218)	(10)	(26)	(129)	(26)	(346)	(270)
Exceptional items								
Current tax	112	72	—	—	4	—	116	72
Deferred tax	28	—	4	—	—	—	32	—
	140	72	4	—	4	—	148	72
Total tax after exceptional items	(67)	(146)	(6)	(26)	(125)	(26)	(198)	(198)
Current tax charge for the year – excluding exceptional items							(400)	(253)
– exceptional items							116	72
							(284)	(181)

The tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2001	2000
	£m	£m
Profit before taxation and goodwill	565	552
Tax on profit at UK rate of 30% (2000 – 30%)	(170)	(166)
Expenses/income not tax effected	(12)	(28)
Tax effected amounts not in the profit and loss account	(3)	—
Accelerated capital allowances	18	(5)
Rollover relief on profit of disposals of assets	7	4
Rate adjustments relating to overseas profits	—	(3)
Utilisation of tax losses	14	13
Non tax effected losses	(12)	—
Adjustments in respect of prior years	1	(12)
Tax deductible goodwill amortisation	23	3
Adjustments relating to joint ventures	(119)	(13)
Other	(31)	26
Current tax charge for the year	(284)	(181)

Factors that may affect future tax charges:

The group expects the tax charge in future periods to be higher than the standard UK corporation tax rate, primarily due to higher rates of tax on profits in overseas jurisdictions.

[1] see note 24

8 Dividends

	2001 £m	2000 £m
Equity dividends		
Interim 3.5p dividend per ordinary share paid (2000 3.3p)	**107**	99
Final 5.5p dividend per ordinary share proposed (2000 5.2p)	**168**	158
	275	257
Non-equity dividends		
7.75p dividend per preference share	**21**	21
	296	278

9 Earnings per share

	2001 Basic and diluted £m	Restated[1] 2000 Basic and diluted £m
Loss for the financial year	**(134)**	(25)
Preference dividends	**(21)**	(21)
Earnings including goodwill amortisation and exceptional items	**(155)**	(46)
Add back goodwill amortisation (notes 10 & 12)	**495**	373
Exceptional items (note 6)	**518**	307
Tax on exceptional items (note 7)	**(148)**	(72)
Earnings excluding goodwill amortisation and exceptional items	**710**	562
Basic and diluted earnings per share		
Including goodwill amortisation and exceptional items	**(5.1)p**	(1.5)p
Excluding goodwill amortisation and exceptional items	**23.4p**	18.8p

	2001 Number m	2000 Number m
Weighted average number of shares used in calculating earnings per share	**3,034**	2,992

[1] see note 24

Earnings per share is calculated by reference to earnings excluding goodwill amortisation (before tax) and exceptional items in addition to that required by Financial Reporting Standard 14 – Earnings per share (FRS 14) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with FRS 14 the diluted earnings per share calculations are without reference to adjustments in respect of options, warrants and preference shares, as assumed conversion would be anti-dilutive.

10 Intangible fixed assets

Goodwill arising from acquisition of subsidiary undertakings:

	Group £m
Cost or valuation	
At 1 January 2001 (restated – note 24)	7,659
Additions (note 12)	123
Transfer to AMS joint venture (note 12)	(149)
Disposals	(22)
Exchange adjustments	49
At 31 December 2001	7,660
Amortisation	
At 1 January 2001	385
Transfer to AMS joint venture (note 12)	(29)
Disposals	(2)
Amortisation charge	397
At 31 December 2001	751
Net book value	
At 31 December 2001	**6,909**
At 31 December 2000 (restated – note 24)	7,274

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired.

Goodwill arising on joint ventures is set out in note 12.

11 Tangible fixed assets

	Group			Company		
	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation						
At 1 January 2001	1,562	3,326	4,888	42	36	78
Additions	98	189	287	—	—	—
Disposals	(126)	(1,056)	(1,182)	—	—	—
Stock transfers	—	13	13	—	—	—
Exchange adjustments	4	5	9	—	—	—
At 31 December 2001	1,538	2,477	4,015	42	36	78
Depreciation and impairment						
At 1 January 2001	414	2,118	2,532	10	9	19
Disposals	(28)	(528)	(556)	—	—	—
Charge for the year	41	218	259	2	8	10
Exchange adjustments	—	4	4	—	—	—
At 31 December 2001	427	1,812	2,239	12	17	29
Net book value						
At 31 December 2001	**1,111**	**665**	**1,776**	**30**	**19**	**49**
At 31 December 2000	1,148	1,208	2,356	32	27	59

Disposals include assets transferred on the restructuring of our interests in Airbus and AMS which are explained in note 12.

The amounts above at 31 December 2001 include:						
Capitalised finance leases:						
Cost	3	294	297	—	27	27
Accumulated depreciation	—	184	184	—	12	12
Depreciation charge	—	47	47	—	7	7
Assets let under operating leases:						
Cost	272	62	334	18	—	18
Accumulated depreciation	59	29	88	5	—	5
Non-depreciated assets	162	47	209	—	—	—
Net book value of:						
Freehold property	1,037	—	1,037	10	—	10
Long leasehold property	71	—	71	3	—	3
Short leasehold property	3	—	3	17	—	17
Plant and machinery	—	506	506	—	—	—
Fixtures, fittings and equipment	—	159	159	—	19	19
	1,111	665	1,776	30	19	49

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the group as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the group's operational properties at that time were valued on a depreciated replacement basis, due to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

Following the adoption in 2000 of Financial Reporting Standard 15 – Tangible fixed assets (FRS 15) the company has elected that no further revaluation of land and buildings will be undertaken for statutory reporting purposes.

Analysis of cost or valuation of land and buildings

	Group £m	Company £m
At valuation – 1996	519	11
At cost or fair value at acquisition included in gross cost	1,019	31
	1,538	42

If land and buildings had not been revalued, the following amounts would have been included in the balance sheet:

	Group £m	Company £m
Historical cost	1,273	37
Depreciation	313	15
Net book value		
At 31 December 2001	**960**	**22**
At 31 December 2000	997	24

The depreciation charge for the year, based on the historical cost, would have been £39m for the group (2000 £44m).

12 Fixed asset investments

	Joint ventures					
	Share of net assets £m	Purchased goodwill £m	Carrying value £m	Own shares £m	Others £m	Total £m
Group						
Net book value						
At 1 January 2001	(89)	777	688	20	20	728
Share of results, after tax	164	—	164	—	—	164
Additions	—	—	—	18	5	23
Amortisation charge	—	(98)	(98)	—	—	(98)
Restructuring of interest in:						
– MBDA and AMS	64	84	148	—	—	148
– Airbus	(373)	991	618	—	—	618
Disposals	34	(96)	(62)	(25)	(3)	(90)
Dividends	(19)	—	(19)	—	—	(19)
Foreign exchange movement	(7)	(10)	(17)	—	—	(17)
At 31 December 2001	(226)	1,648	1,422	13	22	1,457

	Subsidiary undertakings £m	Own shares £m	Others £m	Total £m
Company				
Cost or carrying value				
At 1 January 2001	4,094	20	10	4,124
Additions	—	18	—	18
Disposals	—	(25)	—	(25)
At 31 December 2001	4,094	13	10	4,117

Joint ventures – share of net assets	**2001 £m**	2000 £m
Share of gross assets		
Fixed assets	**3,383**	1,715
Current assets	**3,865**	3,961
	7,248	5,676
Share of gross liabilities		
Liabilities due within one year	**3,095**	3,585
Liabilities due after one year	**2,731**	1,403
	5,826	4,988
Share of net assets	**1,422**	688

Additional disclosures in respect of the group's share of Airbus SAS

	2001 £m
Turnover	**2,580**
Profit before taxation (excluding goodwill)	**213**
Taxation	**(88)**
Profit after taxation	**125**
Share of gross assets (excluding goodwill)	
Fixed assets (including aircraft let under operating leases)	**1,197**
Current assets	**1,194**
	2,391
Share of gross liabilities	
Liabilities due within one year	**(796)**
Liabilities due after one year	**(1,957)**
	(2,753)
Share of net assets	**(362)**

12 Fixed asset investments continued

Airbus SAS

Airbus SAS was formed with effect from 1 January 2001. This involved the contribution by the previous Airbus Industrie GIE (AI) partners, BAE SYSTEMS and European Aeronautic Defence and Space Company (EADS), of their wholly owned Airbus operations together with AI itself.

BAE SYSTEMS holds a 20% interest in the new company, with EADS holding the balance. The group's interest is accounted for as a joint venture as unanimous approval by the shareholders is required on key operational and financial matters.

The transaction has been accounted for as an exchange of interests, reflecting its economic substance with the group exchanging its wholly owned Airbus operation in return for a 20% interest in the enlarged entity.

In evaluating the group's share of Airbus SAS net assets, provisional fair value adjustments have been applied to operations not previously recorded within the BAE SYSTEMS group. Accordingly provisional fair values have been applied to the EADS Airbus operations, with no fair values applied to AI in which the group previously held a 20% interest. A review will be undertaken during 2002 to update the provisional fair values in the light of subsequent knowledge or events to the extent that these reflect conditions at the date of formation.

The only material fair value adjustment made in 2001 relates to the forward foreign exchange contracts held by the former EADS Airbus operations. These commitments have been revalued by the group based on arm's length market prices prevailing for such contracts as at the date of formation.

The impact on the group balance sheet as a result may be summarised as follows:

	£m
Value of interest in Airbus contributed by the group	504
Net liabilities of Airbus SAS	415
	919
Provisional fair value adjustments	72
Provisional goodwill arising	991

MBDA and AMS

On 18 December 2001 the group completed an exchange of interests with EADS and Finnmeccanica to enlarge the jointly owned missiles business MBDA. Matra BAe Dynamics (MBD), the group's joint venture with EADS, and the missiles business of Alenia Marconi Systems, the group's joint venture with Finnmeccanica, have been pooled with AMM, the missiles business previously owned by EADS together with a cash injection from Finnmeccanica to form the enlarged MBDA. The goodwill previously recognised by the group relating to MBD and the missiles business of Alenia Marconi Systems, is now reflected in the goodwill attributed to the group's interest in MBDA.

As part of this exchange the group pooled its previously wholly owned Combat & Radar Systems (C&RS) business with the non-missiles business within its Alenia Marconi Systems joint venture with Finnmeccanica to form the enlarged AMS business.

The economic substance of these transactions is that the group is exchanging its 50% share in MBD, its 50% share in Alenia Marconi Systems and its investment in C&RS for a 37.5% interest in MBDA and a 50% interest in AMS.

Accordingly, the group has accounted for this transaction as an exchange of interests, with provisional fair values attached to the AMM business which was not previously part of the group. The main provisional fair value provisions made are in respect of contract loss and risks, onerous contracts and other commitments existing at the date of exchange, but not reflected in the net assets of AMM. A review will be undertaken during 2002 to update the provisional fair values in the light of subsequent knowledge or events to the extent that these reflect conditions at the date of exchange.

The impact on the group's investments from this transaction can be summarised as follows:

	Net assets/ liabilities £m	Goodwill £m	Total £m
Value of group investments transferred on 18 December 2001:			
Interest in joint ventures transferred			
50% interest in MBD	(73)	67	(6)
50% interest in Alenia Marconi Systems	(33)	216	183
	(106)	283	177
Interest in subsidiaries transferred			
C&RS	28	120	148
Net book value transferred	(78)	403	325
Share of assets received:			
37.5% interest in MBDA on formation	42	209	251
Provisional fair values applied to AMM	(21)	21	—
37.5% interest in MBDA	21	230	251
50% interest in AMS	(63)	137	74
Fair value received	(42)	367	325
Movement on interest in – joint ventures	64	84	148
– subsidiaries	(28)	(120)	(148)
	36	(36)	—

12 Fixed asset investments continued

Businesses acquired – 2000

Lockheed Martin Control Systems

	2000				2001	
	Acquired book value £m	Accounting policy alignment £m	Provisional fair value adjustment £m	Provisional fair value £m	Revisions to provisional fair values £m	Final fair value £m
Tangible fixed assets	21	(9)	—	12	—	12
Stocks	49	(7)	(3)	39	—	39
Debtors and deferred tax	30	—	(2)	28	—	28
Creditors	(33)	—	—	(33)	—	(33)
Provisions	(26)	—	(23)	(49)	(20)	(69)
	41	(16)	(28)	(3)	(20)	(23)
Cash paid				346	—	346
Other costs of acquisition				16	—	16
Goodwill arising				365	20	385

Lockheed Martin Aerospace Electronic Systems (AES)

	2000				2001		
	Acquired book value £m	Accounting policy alignment £m	Provisional fair value adjustment £m	Provisional fair value £m	Accounting policy alignment £m	Revisions to provisional fair values £m	Final fair value £m
Tangible fixed assets	187	(14)	(10)	163	(9)	(1)	153
Stocks	80	(1)	(37)	42	(13)	(10)	19
Debtors and deferred tax	334	(31)	(8)	295	(2)	(10)	283
Creditors	(138)	(39)	—	(177)	—	5	(172)
Provisions	(34)	—	(15)	(49)	—	(63)	(112)
	429	(85)	(70)	274	(24)	(79)	171
Cash paid				1,179	—	—	1,179
Other costs of acquisition				57	—	—	57
Goodwill arising				962	24	79	1,065

Additional goodwill arising:		
Control Systems	– revisions to provisional fair values	20
AES	– revisions to provisional fair values	79
	– accounting policy alignment	24
		123

Acquisition of Lockheed Martin Control Systems and Lockheed Martin Aerospace Electronic Systems (AES) – 2001 fair value amendments

The group acquired two former Lockheed Martin businesses during 2000 – the Control Systems business on 25 September and the AES business on 27 November. As noted in the 2000 accounts, provisional fair values were assigned to the net assets acquired. These have been reviewed during 2001 with amendments made to finalise the fair values as noted in the table above.

A detailed examination of accounting policies during the course of the year has led to further alignments, particularly with respect to fixed assets and stock valuations.

The main amendments to the fair value adjustments concern provisions where amounts were included as provisional fair values in respect of contract risks, onerous contracts and other commitments. These have been updated to more accurately reflect the conditions as at the date of acquisition based on information and knowledge which has subsequently come to light during the review in 2001.

12 Fixed asset investments continued

Non-trading subsidiary undertakings
Included within subsidiary undertakings is the company's interest in non-trading subsidiary undertakings whose assets comprise loans to the company totalling £187m (2000 £187m) which have been offset against the cost of the company's investment.

Business disposals
In April 2001 the group disposed of its Flight Simulation and Training business based in Tampa, Florida to CAE, Toronto, Canada, for a cash consideration of US$75m (£53m).

In April 2001 the group disposed of its 54% interest in BAE SYSTEMS Canada Inc. to ONCAP for a cash consideration of Can$310m (£138m).

In June 2001 the group disposed of its 50% interest in its US joint venture, LH Systems, to Leica Geosystems for a cash consideration of US$15m (£11m).

In September 2001, the group's partner in the Thomson Marconi Sonar (TMS) joint venture, Thales, exercised its option to purchase the group's 49.9% holding in TMS for a cash consideration of €85m (£53m).

Net cash inflow on business disposals (after accounting for cash retained in those businesses of £120m) amounted to £135m in the year (2000 £115m).

Qualifying Employee Share Ownership Trust (QUEST)
The group has a Qualifying Employee Share Ownership Trust (QUEST) for the purposes inter alia of the SAYE Share Option Scheme (1993). During the year contributions of £11m have been made to QUEST. The contributions reduced reserves of the company and the group, as outlined in note 24. The QUEST used the funds to subscribe for 8,327,020 new ordinary shares in the company issued in four tranches at the market price prevailing on the dates of issue, these being £3.48 per ordinary share on 24 May 2001, £3.11 per ordinary share on 7 December 2001, £3.19 per ordinary share on 17 December 2001 and £3.15 per ordinary share on 31 December 2001. At 31 December 2001, included within own shares is £1m (2000 £8m) representing the holding of 254,690 shares held at the option price. The market value of shares held at 31 December 2001 was £1m (2000 £16m).

BAE SYSTEMS ESOP Trust Limited
Included within own shares is £12m (2000 £12m) representing a holding of 4,517,182 (2000 4,698,124) ordinary shares of 2.5p each in the company, listed on The London Stock Exchange and held by Mourant & Co. Trustees Limited, trustees to the BAE SYSTEMS ESOP Trust.

The market value of the shares held at 31 December 2001 was £14m (2000 £18m).

At 31 December 2001 a total of 2,557,223 ordinary shares held in the ESOP Trust were the subject of conditional awards under the company's Performance Share Plan, of which 1,182,682 had been granted to executive directors. In addition, 1,432,120 ordinary shares were held in trust for employees under the rules of the company's Restricted Share Plan, 525,059 of which were held for executive directors.

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are dealt with in the profit and loss account on an accruals basis.

12 Fixed asset investments continued

	Principal activities	Principally operates	Country of incorporation
Principal subsidiary undertakings			
BAE SYSTEMS (Operations) Ltd *(Held via BAE SYSTEMS Enterprises Ltd)*	Defence and commercial aerospace activities	UK	England and Wales
BAE SYSTEMS Australia Ltd *(Held via BAE SYSTEMS Australia Holdings Ltd)*	Defence support and avionics	Australia	Australia
BAE SYSTEMS Electronics Ltd *(Held via Meslink Ltd)*	Defence electronics	UK	England and Wales
BAE SYSTEMS Marine Ltd[1] *(Held via BAE SYSTEMS Marine (Holdings) Ltd)*	Shipbuilding	UK	England and Wales
BAE SYSTEMS Avionics Ltd[1] *(Held via BAE SYSTEMS Electronics Ltd)*	Avionics	UK	England and Wales
BAE SYSTEMS North America Inc. *(Held via BAE SYSTEMS Holdings Inc.)*	Defence systems	US	US
Royal Ordnance plc *(Held by BAE SYSTEMS plc)*	Manufacture of ammunition and weapon systems	UK	England and Wales
Principal joint ventures			
Airbus SAS (20%) *(Held via BAE SYSTEMS (Operations) Ltd)*	Commercial aerospace activities	Europe	France
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE SYSTEMS plc)*	Management and control of Eurofighter Typhoon programme	Germany	Germany
MBDA SAS (37.5%) *(Held via BAE SYSTEMS (Overseas Holdings) Ltd)*	Development and manufacture of guided weapons	France and UK	France
Panavia Aircraft GmbH (42.5%) *(Held by BAE SYSTEMS plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (35%) *(Held via BAE SYSTEMS (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden
AMS NV (50%) *(Held via BAE SYSTEMS Electronics Ltd)*	Radar, combat and air traffic management systems	UK and Italy	Holland
Astrium NV (27.5% economic interest) *(Held via BAE SYSTEMS Electronics Ltd)*	Space systems	Europe	Holland
STN Atlas Elektronik GmbH (49%) *(Held via BAE SYSTEMS Deutschland GmbH)*	Naval systems	Germany	Germany

The above list includes the company's principal subsidiaries and investments. It does not represent a full list of subsidiaries and investments; such a list is filed with the Registrar of Companies. All holdings represent 100% of ordinary share capital, except where otherwise indicated.

[1] Denotes companies subject to specific Office of Fair Trading undertakings. Copies of these companies' accounts may be obtained from the company secretary.

13 Stocks

	Group		Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Long term contract balances	**3,232**	2,492	**—**	—
Less: attributable progress payments	**(2,586)**	(2,019)	**—**	—
	646	473	**—**	—
Short term work-in-progress	**353**	927	**—**	—
Less: attributable progress payments	**(210)**	(148)	**—**	—
	143	779	**—**	—
Raw materials and consumables	**109**	135	**—**	—
Finished goods and goods for resale	**129**	128	**—**	—
Development properties	**19**	21	**3**	8
	1,046	1,536	**3**	8

14 Debtors

	Group		Company	
		Restated[1]		
	2001 £m	2000 £m	**2001 £m**	2000 £m
Due within one year				
Amounts recoverable under long term contracts	**1,329**	1,024	**—**	—
Trade debtors	**463**	529	**—**	—
Corporation tax recoverable	**—**	—	**25**	25
Amounts owed by subsidiary undertakings	**—**	—	**3,166**	5,042
Amounts owed by joint ventures	**310**	142	**91**	28
Other debtors	**337**	365	**218**	190
Prepayments and accrued income	**194**	150	**46**	40
	2,633	2,210	**3,546**	5,325
Due after one year				
Trade debtors	**106**	48	**—**	—
Amounts owed by joint ventures	**18**	5	**13**	—
Deferred tax (note 22)	**132**	124	**—**	—
Other debtors	**37**	43	**3**	16
Pensions	**433**	383	**158**	138
Prepayments and accrued income	**85**	34	**18**	8
	811	637	**192**	162
Total debtors	**3,444**	2,847	**3,738**	5,487

[1] see note 24

15 Current asset investments

	Group		Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Commercial Paper	**10**	139	**—**	—
Term deposits	**250**	262	**165**	170
Exchange Property (note 17)	**676**	676	**410**	410
Other securities	**133**	82	**72**	—
Total current asset investments	**1,069**	1,159	**647**	580

At 31 December 2001 the Exchange Property represented 477 million shares in Vodafone Group Plc (2000 477 million shares).

The market value of the Exchange Property held by the group at 31 December 2001 was £858m (2000 £1,172m) and for the company £519m (2000 £709m).

16 Loans and overdrafts

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Due within one year				
Bank loans and overdrafts	**25**	638	**283**	269
Medium term notes	**37**	10	**—**	—
European Investment Bank loan	**18**	16	**18**	—
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond	**9**	—	**9**	—
Permitted Investment bond	**1**	—	**1**	—
Capital Amortising Loan Stock	**95**	88	**95**	88
Exchangeable Bonds (note 17)	**668**	665	**668**	665
Commercial Paper	**392**	967	**—**	—
Obligations under finance leases	**11**	13	**7**	7
	1,256	2,397	**1,081**	1,029
Due after one year				
Medium term notes	**—**	40	**—**	—
US$ 7% note, repayable 2007	**120**	120	**—**	—
Euro-Sterling 11⅞% bond, repayable 2008	**150**	150	**150**	150
European Investment Bank loan, final instalment 2009	**109**	127	**109**	—
Euro-Sterling 10¾% bond, repayable 2014	**100**	100	**100**	100
US$ 7.5% bond, repayable 2027	**300**	300	**—**	—
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond, final instalment 2013	**537**	—	**537**	—
Permitted Investment bond, repayable 2010	**3**	—	**3**	—
US$ bond, repayable 2011	**688**	—	**—**	—
Capital Amortising Loan Stock	**102**	198	**102**	198
Obligations under finance leases	**10**	28	**9**	16
	2,119	1,063	**1,010**	464

Bank loans and overdrafts are at a floating rate of interest. The medium term notes are at fixed rates of interest between 7.6% and 8.5% and are repayable in 2002. The US Commercial Paper is at floating rates of interest, with a weighted average rate of 2.21% and is repayable between 9 and 91 days. The European Investment Bank loans weighted average fixed rate of interest are 6.39%.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest.

50% of the US$ bond, repayable in 2011 carries a fixed interest rate of 6.25%, with the remaining 50% being held at a floating rate of interest.

The CALS carry a fixed rate of interest of 7.45% on the principal amount outstanding and remaining amounts are repayable in broadly three equal annual instalments over the period to 2003. Finance lease obligations are generally repayable in periodic instalments (monthly or annual) and incur interest at rates between 7% and 8%. The remaining borrowings identified above are all at the fixed rate shown. At 31 December 2001 borrowings of £2,064m (2000 £1,855m) are at a fixed rate of interest compared to £1,311m (2000 £1,605m) at floating rates of interest. The floating rate borrowings include bank debt bearing interest at rates based on the relevant inter-bank rate or base rates.

In June 2001, the company restructured its obligations in respect of its commercial aircraft portfolio in order to introduce long-term funding arrangements to cover these obligations. This new funding is through SYSTEMS 2001 Asset Trust, which has assumed the aircraft head lease obligations and sub-lease income streams through to 2013, in return for the issue of four tranches of promissory notes and a guaranteed funding facility from the company. BAE SYSTEMS is required to meet any short term funding requirements.

Part of the transaction involved raising an additional US$773m of funding, which was undertaken to pre-finance the company's exposure to the possible exercise of insured residual value guarantees given to certain operators. This additional cash has been loaned to the group. The relevant amount, which has no effect on the net debt of the group, is included within the above borrowings. This amount, together with interest payable over the period to maturity in 2013, is also included within the group's gross exposure to residual values, head lease and finance payments totalling £3,379m described in note 20 of the accounts.

As a result of the restructuring of our interest in Airbus, the European Investment Bank loans, which were previously held by a subsidiary of BAE SYSTEMS plc have been novated to BAE SYSTEMS plc during 2001.

Loans and overdrafts are repayable as follows:

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
In one year or less	**1,256**	2,397	**1,081**	1,029
Between one and two years	**141**	160	**141**	104
Between two and five years	**129**	175	**129**	110
In later years	**1,849**	728	**740**	250
	3,375	3,460	**2,091**	1,493

The total amount of loans repayable by instalments, where any instalment is due after five years, is £676m for the group (2000 £143m) and £676m for the company (2000 £nil).

17 Exchangeable Bonds

The company has in issue £676m (2000 £676m) 3.75% Senior Unsecured Exchangeable Bonds, due in 2006 (the Bonds). At any time prior to the due date, the Bondholders have the right to exchange their Bonds for the Exchange Property. This is represented by the group's holding in the ordinary share capital of Vodafone Group Plc (see note 15). On receiving such early redemption notice, the company has the option to settle the Bond in cash, based on the prevailing market value of the Exchange Property. The company does not intend currently to use this option to settle any material proportion of the Bonds in cash.

The substance therefore has been for the company to effect the probable future disposal of the Exchange Property at the issue price of the Bonds, and any increases in value of the Exchange Property over the issue price effectively accrue to the Bondholders.

To reflect this the Exchange Property is recorded within current asset investments, and its value is based on the issue price of the Bonds which represents the realisable value to the group. The historical cost of the Exchange Property to the group was negligible, and the uplift is recorded as an unrealised gain within group reserves. The Bonds are recorded at issue price less unamortised issue costs, which represent the maximum economic exposure.

This treatment of the Exchange Property represents a departure from the normal requirements of the Companies Act 1985 under which current asset investments are to be carried at the lower of cost and net realisable value. This basis would, for the reasons set out above, in the opinion of the directors not reflect the economic substance of the transaction nor show a true and fair view.

The Exchange Property is partly held within the company, with the balance held within a subsidiary undertaking.

18 Creditors

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Due within one year				
Customer stage payments:				
Long term contracts	**915**	549	**—**	—
Others	**90**	143	**—**	—
Cash received on customers' account:				
Long term contracts	**17**	37	**—**	—
Other	**13**	8	**—**	—
Trade creditors	**1,396**	1,538	**—**	—
Amounts owed to subsidiary undertakings	**—**	—	**4,800**	7,738
Amounts owed to joint ventures	**708**	153	**699**	140
Corporation tax	**154**	201	**—**	—
Other taxes and social security costs	**27**	53	**—**	—
Dividends	**179**	169	**179**	169
Other creditors	**475**	503	**18**	44
Accruals and deferred income	**1,307**	1,389	**133**	112
	5,281	4,743	**5,829**	8,203

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Due after one year				
Customer stage payments:				
Long term contracts	**231**	146	**—**	—
Others	**1**	16	**—**	—
Cash received on customers' account:				
Long term contracts	**—**	28	**—**	—
Trade creditors	**47**	1	**—**	—
Other creditors	**283**	414	**2**	2
Accruals and deferred income	**49**	14	**—**	—
	611	619	**2**	2
Total creditors	**5,892**	5,362	**5,831**	8,205

Promissory notes due to SYSTEMS 2001 Asset Trust (none of which relate to the company) are included in the other creditors of the group (see note 19).

19 Provisions for liabilities and charges

Group	Deferred tax restated note 22 £m	Post retirement benefits note 27 £m	Contracts £m	Warranties and after sales service £m	Reorganisations ongoing operations re-analysed £m	Regional aircraft re-analysed note 20 £m	Total £m
At 1 January 2001	180	78	421	148	152	497	1,476
Provisions created	9	7	153	43	91	284	587
Provisions released	—	(1)	(78)	(14)	(9)	—	(102)
Provisions utilised	—	(4)	(198)	(14)	(126)	(37)	(379)
Provisions arising from fair value revisions	—	—	67	16	—	—	83
Other provision movements	(116)	(4)	17	(10)	(10)	(261)	(384)
At 31 December 2001	73	76	382	169	98	483	1,281

Deferred tax
The opening balance in respect of group provision for deferred tax has been restated following the implementation of FRS 19 (see note 24).
Other movements include the transfer of net deferred tax liabilities to Airbus SAS.

Contracts
In respect of ongoing contracts, in assessing profitability, provision is made to cover costs and losses identified where there is a likelihood of crystallisation. The associated outflows are estimated to occur over the period of the contract, normally between one and five years.

Warranties and after-sales service
Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within one to five years post delivery.

19 Provisions for liabilities and charges continued

Commercial aircraft review

Following the group's review of its commercial aircraft activities the provisions for closure and reorganisation costs and for recourse liabilities have been re-classified between two new categories:

- provision for reorganisations – ongoing operations
- provision for regional aircraft.

Opening balances have been re-analysed accordingly.

Reorganisations – ongoing operations

The provision now principally reflects balances relating to the prior year rationalisation programmes. Associated outflows are expected to occur over the next two years.

Regional aircraft

This provision contains the costs associated with the decision to close our regional jet aircraft manufacturing activities (see note 6), the remaining element of previous provisions made in respect of the closure of the group's turboprop regional aircraft activities and recourse provisions in respect of financing arrangements for aircraft previously sold by the group.

On 19 June 2001, the group restructured its obligations in respect of that element of the leased aircraft portfolio covered by insurance arrangements (see note 20). In summary, SYSTEMS 2001 Asset Trust (an independent group of companies which has entered into a servicing contract with the group) has assumed the aircraft head lease obligations and sub-lease income streams in return for the issuance of four tranches of promissory notes and a guaranteed funding facility from the group, required to meet any short-term funding requirements. As a result of the transaction, £282m previously classified as provisions in the group's accounts which now relate to the first tranche (promissory Note A) was transferred to creditors, such transfer being included in other provision movements. The estimated liability in respect of tranches two, three and four is included within the provision for regional aircraft.

The recourse element of the provision covers costs to be incurred over the period to 2013 and the directors believe it is appropriate to state the recourse provision at its net present value. Adjustments to the net present value are recorded within other provision movements.

Other provision movements

Re-classifications between the provisions for contracts, warranties and after-sales service, reorganisations – ongoing operations and regional aircraft are reported within other provision movements.

20 Commercial aircraft financing

The group provides guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. The group's gross exposure in respect of these arrangements was £3,379m at 31 December 2001 (further details are set out in note 16).

To reduce its exposure from these guarantees, in 1998 the group entered into a Financial Risk Insurance Programme (FRIP) which, subject to a first loss borne by the company in respect of potential shortfalls in contracted and expected income, provides insurance cover from a syndicate of leading insurance companies. This covers a significant proportion of the group's exposure existing at the commencement of the insurance period, including those aircraft where the group has provided residual value guarantees. Full provision has been made to cover the first loss on a net present value basis.

Since commencing the FRIP, the group has sold further aircraft with residual value guarantees which start to mature in 2005. Included within the gross exposure above, the group had given uninsured residual value guarantees for 49 aircraft at 31 December 2001 (2000 40 aircraft), totalling some £357m (2000 £268m). The directors consider that the group's exposure to these guarantees is covered by the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and residual value guarantees given by its joint venture partners, Saab AB and Airbus SAS. Where these partners are exposed to financial risks from aircraft financing and residual value guarantees, provision is made against the expected net exposure on a net present value basis, after taking into account the expected future sub-lease income and residual values of the aircraft. The group's exposure is limited to its respective shareholding in each of these joint ventures and is reported within its share of gross liabilities of joint ventures. Further, Saab AB also has a Financial Risk Insurance Programme similar in nature to that previously implemented by BAE SYSTEMS. This programme covers the majority of the Saab aircraft and in consequence significantly reduces the risk of potential future liabilities in that company.

21 Contingent liabilities and commitments

Company guaranteed borrowings
Borrowings of subsidiary undertakings totalling £1,284m (2000 £1,824m) which are included in the group's borrowings (note 16) have been guaranteed by the company.

Guarantees and performance bonds
The group and company have entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments
The commitments of the group in respect of expenditure in the year ahead arising from operating leases are set out below:

	Property 2001 £m	Aircraft financing 2001 £m	Other 2001 £m	Property 2000 £m	Aircraft financing 2000 £m	Other 2000 £m
Operating leases which expire:						
In one year or less	8	2	3	4	7	3
Between one and five years	12	67	6	23	36	6
In later years	47	64	—	50	52	6
	67	133	9	77	95	15

The company has an ongoing annual property operating lease commitment for £2m which expires after five years (2000 £2m).

Capital commitments
Capital expenditure for tangible fixed assets contracted for but not provided for in the accounts comprised £68m for the group (2000 £40m) and £nil for the company (2000 £nil).

Aircraft contingent liabilities
These are described in note 20.

Treasury contingent liabilities
Treasury contingent liabilities are set out in note 30.

22 Deferred tax

	2001 £m	Restated[1] 2000 £m
Accelerated capital allowances	(35)	(56)
Tax losses	6	3
Provisions and accruals	264	135
Pensions	(66)	(75)
Other	(110)	(63)
Provision for deferred taxation	59	(56)
Provision at 1 January	(56)	26
Arising on acquisition	—	5
Other movements	118	(70)
Deferred tax charge in profit and loss account for year	(3)	(17)
Provision at 31 December	59	(56)
This provision is included within:		
Debtors (note 14)	132	124
Provisions for liabilities and charges (note 19)	(73)	(180)
	59	(56)

[1] see note 24

Other movements include the transfer of net deferred tax liabilities to Airbus SAS (2000 MES fair value adjustments).

The group has not recognised deferred tax assets relating to tax losses, accelerated capital allowances and other short term timing differences, the net tax effect of which is £53m (2000 £51m).

No deferred tax has been provided in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings, since the directors believe that no remittances will be made for the foreseeable future.

No significant potential liability to tax is expected to arise if properties included at valuation in the accounts were realised at their revalued amounts. In respect of rolled over capital gains the potential year end liability amounted to £32m (2000 £20m).

No deferred tax has been provided in relation to the company (2000 £nil).

23 Share capital

	Equity	Non-equity		
	Ordinary shares of 2.5p each m	Preference shares of 25p each m	Special share of £1	Nominal value £m
Authorised				
At 1 January 2001 and 31 December 2001	3,850	275	1	165
Issued and fully paid				
At 1 January 2001	3,039	266	1	143
Issuance of shares to QUEST (note 12)	8	—	—	—
Exercise of options and preference share conversion	1	—	—	—
At 31 December 2001	3,048	266	1	143

The 7.75p (net) cumulative redeemable preference shares of 25p each are convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 72,133 shares were converted for 34,554 ordinary shares.

The company may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividend, is therefore £266m and this amount has been disclosed on the face of the balance sheet as the total of non-equity shareholders' funds.

The preference shares carry voting rights at a general meeting of the company only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the special share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

Under the BAE SYSTEMS SAYE Share Option Scheme and the BAE SYSTEMS Joint Venture SAYE Share Option Scheme for employees, options to purchase ordinary shares of 2.5p each are exercisable normally on completion of the related savings contracts. The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2001, together with their exercise prices rounded to the nearest penny, was as follows:

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS SAYE Share Option Scheme				
1996 (March)	175	9,330	184	11
1997 (March)	271	549	618	7,751
1998 (October)	290	1,873	1,468	9,420
1999 (October)	321	186	1,841	10,853
2000 (March)	257	280	2,408	17,307
2001 (March)	256	8	479	19,998
		12,226	6,998	65,340

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS Joint Venture SAYE Share Option Scheme				
1998 (November)	353	—	57	1,084
1999 (October)	321	1	51	994
2000 (March)	257	23	256	3,228
2001 (March)	256	2	70	3,415
		26	434	8,721
Total		12,252	7,432	74,061

Under the BAE SYSTEMS Executive Share Option Plan, BAE SYSTEMS Executive Share Option Scheme, the BAE SYSTEMS Joint Venture Executive Share Option Scheme (JV) and the BAE SYSTEMS International Executive Share Option Scheme (INT), options to purchase ordinary shares of 2.5p each are exercisable not later than ten years and normally not earlier than three years from the date of the grant.

The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2001, together with their exercise prices rounded to the nearest penny, was as follows:

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
1992 (March)	76	—	—	127
1994 (March)	124	112	—	98
1994 (November)	112	115	—	130
1995 (March)	122	224	—	483
1995 (October)	186	349	24	904
1996 (March)	216	201	59	581
1996 (October)	265	127	34	769
1996 (October)	275	151	26	645
1997 (March)	339	94	168	1,167
1997 (October)	430	—	89	591
1998 (March)	487	—	50	405
1998 (October)	329	38	76	1,185
JV 1998 (October)	329	—	8	548
1999 (March)	395	—	69	1,394
JV 1999 (March)	395	—	—	15
1999 (October)	402	—	44	1,226
JV 1999 (October)	402	—	—	49
1999 (December)	421	—	314	3,348
JV 1999 (December)	421	—	24	185
INT 1999 (December)	421	—	—	1,386
2000 (May)	398	—	64	2,032
JV 2000 (May)	398	—	6	790
INT 2000 (May)	398	—	—	65
2000 (October)	354	—	46	2,382
JV 2000 (October)	354	—	—	291
2001 (May)	330	—	87	8,701
2001 (May)	342	—	—	1,941
JV 2001 (May)	330	—	—	585
2001 (October)	327	—	8	191
JV 2001 (October)	327	—	—	2,478
		1,411	1,196	34,692

24 Reserves

	Share premium account £m	Other reserves £m	Profit and loss account £m
Group			
At 1 January 2001	341	5,440	1,026
Prior year adjustment (see below)	—	—	(175)
At 1 January 2001 (restated)	341	5,440	851
Retained loss	—	—	(430)
Realisation of goodwill	—	—	18
Realisation of revaluation reserve	—	(2)	2
Exercise of share options, preference share conversion	4	—	—
Shares issued to QUEST	29	—	(11)
Exchange adjustment	—	—	51
At 31 December 2001	374	5,438	481
Company			
At 1 January 2001	341	199	409
Retained profit	—	—	585
Exercise of share options, preference share conversion	4	—	—
Shares issued to QUEST	29	—	(11)
At 31 December 2001	374	199	983

Other reserves for the group include: revaluation reserve £211m (2000 £213m), Exchange Property £638m (2000 £638m), and merger reserve £4,589m (2000 £4,589m).

Other reserves for the company include: revaluation reserve £175m (2000 £175m), and capital reserve £24m (2000 £24m).

Revaluation reserve

The company's revaluation reserve includes amounts relating to properties sold to other group undertakings as part of operational reorganisations in prior years. This element of the revaluation reserve is realised by the company when the related properties are disposed of outside the group, or written down following impairment.

Amounts taken directly to reserves on acquisitions

The cumulative negative goodwill arising prior to 2001 is £33m (2000 £33m). The cumulative amount of goodwill arising on consolidation is £96m (2000 £114m).

Company profit

The company's profit for the financial year was £881m (2000 £135m).

Prior year adjustment for FRS 19 – Deferred tax

In previous years the group had complied with Statement of Standard Accounting Practice 15 – Accounting for deferred tax (SSAP 15) which has been superseded by the introduction of FRS 19. SSAP 15 required provision for deferred tax to be made using the liability method to the extent that net deferred tax assets or liabilities were likely to crystallise in the foreseeable future. This method was commonly referred to as the partial provision method. FRS 19, by contrast, requires a form of full provisioning.

The effect of the implementation of FRS 19 on reported results is as follows:

	Group 2001 £m	Group 2000 £m
Tax on profit excluding exceptional items	**(16)**	(12)
Reduction in profit for the period	**(16)**	(12)

	Group 2001 £m	Group 2000 £m
Goodwill	**(82)**	(82)
Deferred tax assets	**108**	64
Deferred tax provisions	**(217)**	(157)
Net assets	**(191)**	(175)

The adoption of FRS 19 has resulted in the provision for net additional deferred tax liabilities primarily in respect of accelerated capital allowances and pensions. In addition net deferred tax assets arise on provisions, other short term timing differences and tax deductible goodwill arising in the US, which were not recognised previously under SSAP 15.

The reduction in goodwill is in respect of deferred tax assets previously unrecognised on the acquisition of MES in 1999.

25 Statutory reserve

Under Section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the company to be allotted to members of the company as fully paid bonus shares.

26 Equity minority interests

	2001 £m	2000 £m
At 1 January	100	85
Movements in respect of:		
BAE SYSTEMS – IFS Ltd	—	5
Canadian Marconi Company	—	(6)
Disposal of BAE SYSTEMS Canada Inc.	**(85)**	—
Share of profit for the year	**6**	6
Exchange adjustments	**(1)**	10
At 31 December	**20**	100

27 Post retirement benefit schemes

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. FRS 17 was issued in November 2000 with full adoption not mandatory until the year ending 31 December 2003. Prior to this transitional arrangements require additional disclosures from the year ended 31 December 2001. These disclosures, to the extent not given in (a) are set out in (b).

(a) Pension schemes

The group operates pension schemes in the UK and overseas. The main schemes are funded defined benefit schemes and the assets are held in separate trustee administered funds. Pension scheme valuations are regularly carried out by independent actuaries to determine pension costs for pension funding, SSAP 24 and FRS 17 purposes.

The details of the principal schemes, their respective latest valuation dates, and the financial assumptions used for the SSAP 24 valuations are given below.

UK Schemes		US Schemes	
	Valuation Method & Date		Valuation Method & Date
BAE SYSTEMS Pension Scheme	Projected Unit 5 April 1999	Tracor Inc. Employee Retirement Plan	Projected Unit 1 January 2001
BAE SYSTEMS 2000 Pension Plan	Projected Unit 6 April 2001	BAE SYSTEMS Information & Electronic Systems Integration Plan	Projected Unit 1 January 2001
Royal Ordnance Pension Scheme	Projected Unit 31 December 1998		
VSEL section Shipbuilding Industries Pension Scheme	Attained Age 1 April 1998		

Principal assumptions used in the valuations for the UK Schemes were that in the long term the average return on investments would exceed:

	%
Average increases in pay by	2.25 to 3.00
Average increases in pensions by	3.75 to 4.75
Dividend growth by	5.00 to 5.25

Principal assumptions used in the valuations for the US Schemes were that in the long term the average return on investments would be 9.25% and average increases in pay would be 4.98% to 5.06%.

The aggregate of the market values of the principal schemes operated by the group at the latest date of actuarial valuation totalled some £9.3bn (2000 £9.0bn) and the market value at 31 December 2001 was approximately £9.2bn (2000 £10.1bn). The actuarial value for the assets covered approximately 99% (2000 98%) of the benefits that had accrued to members after allowing for expected future increases in wages and salaries.

The net deficit is being amortised using the straight line method over the estimated average service lives of the related scheme members of 9 to 14 years. The net charge to the profit and loss account amounted to £158m (2000 £218m).

Pension prepayments included in debtors of the group amounted to £433m (2000 £383m) (note 14) and pension liabilities of the group amounted to £53m (2000 £97m) (£36m held within provisions – note 19, (2000 £36m)). Cash contributions by the group to the pension schemes totalled £191m (2000 £230m).

Post retirement benefits other than pensions

The group also operates a number of non-pension post retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 31 December 2001. The method of accounting for these is similar to that used for defined benefit pension schemes. The gross liability at 31 December 2001 amounts to £84m (2000 £94m) (£40m held within provisions – note 19, (2000 £42m)).

(b) Transitional FRS 17 disclosure

The disclosures below relate to retirement benefit plans in the UK and the US. The valuations used for FRS 17 disclosures are based on the most recent actuarial valuation undertaken by our independent qualified actuaries and updated to take account of the requirements of FRS 17 in order to assess the surplus/deficit of the Schemes at 31 December 2001. Scheme assets are stated at the market value at 31 December 2001 and scheme liabilities have been rolled forward based on the results of the last actuarial valuation.

The financial assumptions used to calculate liabilities for Schemes in the UK and US were:

	UK Schemes	US Schemes
Inflation rate	2.5%	4.0%
Rate of increase in salaries	3.5%	5.0-5.4%
Rate of increase for pensions in payment	2.5%	nil%
Rate of increase for deferred pensions	2.5%	nil%
Discount rate	6.0%	7.5%
Long term healthcare cost increases		6.0-7.5%

The assumptions used by the actuaries are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. The fair value of scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of scheme liabilities, which are derived from cashflow projections over long periods and thus inherently uncertain, as at 31 December 2001 were:

	UK Schemes		US Schemes	
	Long term rate of return	Value £m	Long term rate of return	Value £m
Equities	7.5%	5,863	10.5%	660
Bonds	5.0%	2,061	6.0%	251
Other	6.5%	752	8.0%	58
Total market value		8,676		969
Present value of Schemes liabilities		(9,326)		(1,023)
Deficit		(650)		(54)
Post retirement healthcare		—		(72)
Related deferred tax asset		195		47
Net pension liability		(455)		(79)

The impact of FRS 17 has been further dealt with on page 17 of the operating and financial review.

28 Consolidated cash flow

The consolidated cash flow statement has been prepared in accordance with Financial Reporting Standard 1 – Cash flow statements (revised 1996) (FRS 1) to show the net movement in net cash available on demand. In addition, the cash flow statement shows the movement in net cash/(debt) as defined by the group below:

Net funds	Cash at bank and in hand plus liquid current asset investments less short and long term loans and overdrafts
Net cash/(debt)	Net funds excluding cash on customers' account
Cash on customers' account	Unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to company performance

On the above basis, the group's net funds and net (debt)/cash comprise:

	At 1 January 2001 £m	Cash flows £m	Foreign exchange £m	At 31 December 2001 £m
Current assets				
Investments	1,159	(162)	72	1,069
Cash at bank and in hand:				
Available on demand	1,439	40	—	1,479
Other	36	(10)	—	26
Current liabilities				
Loans and overdrafts:				
Repayable on demand	(638)	613	—	(25)
Other	(1,759)	601	(73)	(1,231)
Liabilities falling due after one year				
Loans	(1,063)	(1,056)	—	(2,119)
Net funds	(826)	26	(1)	(801)
Current liabilities				
Cash on customers' account	(73)	43	—	(30)
Net (debt)/cash	(899)	69	(1)	(831)

29 Analysis of main headings in cash flow statement

	2001 £m	2000 £m
Returns on investments and servicing of finance		
Interest received	47	145
Interest paid	(218)	(219)
Issue costs	(15)	—
Interest element of finance lease rental payments	(3)	(2)
Dividends paid on preference shares	(21)	(21)
	(210)	(97)
Taxation		
UK corporation tax paid	(94)	(50)
Overseas tax paid	—	(9)
	(94)	(59)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(287)	(374)
Joint venture funding and exchange of interests	(151)	11
Sale of tangible fixed assets	73	94
Purchase of fixed asset investments	(3)	(14)
Sale of fixed asset investments	9	—
	(359)	(283)
Management of liquid resources		
Net sale/(purchase) of:		
Investments held by fund managers	—	318
Commercial Paper and repurchase agreements	129	(30)
Term deposits	12	224
Other securities	21	(15)
	162	497
Financing		
Proceeds from exercise of share options	30	71
Capital element of finance lease rental payments	(10)	(4)
Increase/(decrease) in loans	475	(190)
	495	(123)

30 Financial instruments

A discussion of the group's treasury objectives and policies and the use of financial instruments can be found in the operating and financial review and the Directors' report. Financial instruments comprise net borrowings (note 16) together with other instruments deemed to be financial instruments under FRS 13 including long term debtors, long term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short term debtors and creditors where permitted by FRS 13 except for the analysis of net currency exposures.

Interest rate risk management

At 31 December 2001 after taking account of interest rate swaps and cross currency swaps the currency and interest rate profile of the financial assets and liabilities of the group was as follows:

Financial assets

The interest rate profile of the financial assets of the group was:

2001 Currency	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	**1,302**	**20**	**861**	**2,183**
US Dollar	**245**	**—**	**—**	**245**
Other	**259**	**—**	**133**	**392**
Total	**1,806**	**20**	**994**	**2,820**
2000 Currency				
Sterling	1,531	21	994	2,546
US Dollar	203	—	185	388
Other	203	—	10	213
Total	1,937	21	1,189	3,147

Floating rate financial assets attract interest on short term interbank rates. The weighted average period until maturity for financial assets on which no interest is paid is two to five years.

Fixed rate financial assets have a weighted average interest rate of 5.88% (2000 6.41%) and a weighted average period to maturity of 6 years (2000 4 years).

Interest bearing financial assets comprise cash, money market deposits, certain fixed asset investments and debtors. Financial assets on which no interest is paid include certain current asset investments and debtors.

Financial liabilities

The interest rate profile of the financial liabilities of the group was:

2001 Currency	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	**562**	**2,188**	**621**	**3,371**
Sterling own non-equity shares	**—**	**266**	**—**	**266**
US Dollar	**749**	**381**	**516**	**1,646**
Other	**—**	**—**	**101**	**101**
Total	**1,311**	**2,835**	**1,238**	**5,384**
2000 Currency				
Sterling	521	2,065	859	3,445
Sterling own non-equity shares	—	266	—	266
US Dollar	1,178	394	280	1,852
Other	4	—	74	78
Total	1,703	2,725	1,213	5,641

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
2001 Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Sterling	**6.71**	**7.23**	**see below**
US Dollar	**6.50**	**9.02**	**1-2**
Other	**n/a**	**n/a**	**see below**
2000 Currency			
Sterling	6.71	8.92	see below
US Dollar	7.17	10.73	1-2
Other	n/a	n/a	see below

Floating rate financial liabilities bear interest based on short term interbank rates.

Interest bearing financial liabilities comprise bonds, commercial paper issued, net obligations under finance leases and bank overdrafts. Financial liabilities on which no interest is paid primarily comprise long term creditors and provisions for liabilities and charges.

Maturity of financial liabilities

Non-equity shares are redeemable on 1 January 2010. The maturity profile of loans and borrowings is set out in note 16. For the other financial liabilities, note 19 gives an indication of the nature of the underlying liabilities which in general cover a period of between one and five years from the balance sheet date.

30 Financial instruments continued

Currency exposure

The analysis below shows the net monetary assets and liabilities of group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	Net currency monetary asset/(liability)			
Functional currency at 31 December	Sterling £m	US Dollar £m	Other £m	Total £m
2001				
Sterling	—	30	(9)	21
US Dollar	(35)	—	—	(35)
Other	8	15	—	23
Total	(27)	45	(9)	9
2000				
Sterling	—	(115)	147	32
US Dollar	59	—	(8)	51
Other	(6)	32	—	26
Total	53	(83)	139	109

Other relates primarily to exposures to the Euro and the Saudi Riyal.

Fair values

The estimated fair value of financial assets and financial liabilities was:

	Net carrying amount		Estimated fair value	
	2001 £m	2000 £m	2001 £m	2000 £m
Primary financial instruments held or issued to finance the group's operations				
Other current asset investments	1,898	1,958	1,898	1,958
Exchange Property	676	676	858	1,172
Loans and overdrafts	(2,707)	(2,795)	(2,787)	(2,932)
Exchangeable Bond	(668)	(665)	(857)	(1,182)
Derivative financial instruments held to manage the currency and interest rate profile				
Foreign exchange contracts	(43)	(42)	(89)	(88)
Interest rate contracts	—	—	(13)	(7)
Cross currency swaps	38	—	38	12
Other long term assets/(liabilities)				
BAE SYSTEMS preference shares	(266)	(266)	(436)	(483)
Other assets	246	466	246	466
Provisions and other liabilities	(1,743)	(1,826)	(1,743)	(1,826)

The fair values of quoted assets and borrowings are based on period end mid-market quoted prices. The fair values of other borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at 31 December.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges at the beginning and end of the year.

Unrecognised gains and losses

	2001			2000		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
At 1 January	225	(266)	(41)	124	(83)	41
Arising in previous years that were recognised in the year	(206)	231	25	(56)	12	(44)
Arising before 1 January that were not recognised in the year	19	(35)	(16)	68	(71)	(3)
Arising in year that were not recognised in the year	26	(69)	(43)	157	(195)	(38)
At 31 December	45	(104)	(59)	225	(266)	(41)
Expected to be recognised in one year or less	31	(30)	1	106	(82)	24
In later years	14	(74)	(60)	119	(184)	(65)
	45	(104)	(59)	225	(266)	(41)

Deferred gains and losses

	2001			2000		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
Retimed cover	—	(50)	(50)	14	(23)	(9)
Net asset hedge deferral	48	(3)	45	2	(35)	(33)
	48	(53)	(5)	16	(58)	(42)
Of which expected to be recognised within one year:						
Retimed cover	—	(49)	(49)	13	(16)	(3)
Net asset hedge deferral	47	(3)	44	2	(35)	(33)
	47	(52)	(5)	15	(51)	(36)
Of which expected to be recognised after one year:						
Retimed cover	—	(1)	(1)	1	(7)	(6)
Net asset hedge deferral	1	—	1	—	—	—
	1	(1)	—	1	(7)	(6)

30 Financial instruments continued

Interest rate management

The group's current interest rate management strategy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates.

Currency management

Following the formation of Airbus SAS, the US$ exposure arising from the sale of Airbus aircraft is now managed through the joint shareholder treasury committee. Hedging decisions have to be unanimously approved by the shareholders in this committee. Hedges contracted by BAE SYSTEMS prior to the creation of Airbus SAS have been novated to EADS, which will now execute transactions in respect of all Airbus related hedging activity.

Subsequent to the group's review of its commercial aircraft activities and its decision to close the RJ/RJX line, BAE SYSTEMS is now fully hedged against its forecast 5-year US$ transactional and economic exposures.

The group also has transactional currency exposure arising from exports/supplies denominated in currencies other than the US$. The group's policy is to hedge such exposures where appropriate using forward contracts.

Liquidity management

The group's undrawn committed borrowing facilities total £1,587m (2000 £1,403m), of which £478m expire in 2002, £nil expire after 2002 but before the end of 2003, and the remaining £1,109m expire after the end of 2003.

31 Related party transactions

The group has an interest in a number of joint ventures, the principal ones of which are disclosed in note 12. Transactions occur with these joint ventures in the normal course of business. The more significant transactions are disclosed below:

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m
Airbus SAS	207	47	16	214
Eurofighter Jagdflugzeug GmbH	505	—	179	—
MBDA SAS	69	4	111	415
Panavia Aircraft GmbH	80	35	15	—
AMS NV	16	83	13	56

Five year summary

	2001 £m	Restated[2] 2000 £m	1999 £m	1998 £m	1997 £m
Profit and loss account					
Sales					
Programmes	**2,281**	2,322	2,463		
Customer Solutions & Support	**1,978**	1,783	1,681		
International Partnerships	**1,780**	1,825	983		
Avionics	**632**	741	245		
North America	**2,538**	1,634	179		
Operations	**936**	1,039	451		
Commercial Aerospace	**2,976**	2,811	2,915		
Centre	**17**	30	12		
	13,138	12,185	8,929	8,611	8,546
Profit/(loss) before interest[1]					
Programmes	**138**	3	390		
Customer Solutions & Support	**414**	434	409		
International Partnerships	**102**	117	33		
Avionics	**109**	107	1		
North America	**250**	165	22		
Operations	**39**	(33)	(67)		
Commercial Aerospace	**220**	149	(10)		
Centre	**(12)**	8	(15)		
	1,260	950	763	638	558
Goodwill amortisation	**(495)**	(373)	(63)	(23)	(5)
Exceptional operating costs	**(148)**	(307)	(210)	(51)	—
Exceptional loss on cessation/reorganisation of operations	**(370)**	—	—	(22)	(330)
Exceptional profit on disposal of fixed asset investments	—	—	—	401	—
Profit before interest	**247**	270	490	943	223
Interest					
Excluding exceptional items	**(177)**	(91)	(9)	30	10
Exceptional items	—	—	(22)	—	—
	(177)	(91)	(31)	30	10
Profit/(loss) before tax on ordinary activities					
Excluding exceptional items	**588**	486	691	645	563
Exceptional items	**(518)**	(307)	(232)	328	(330)
	70	179	459	973	233
Tax	**(198)**	(198)	(131)	(280)	(69)
(Loss)/profit after tax on ordinary activities	**(128)**	(19)	328	693	164
Balance sheet					
Fixed assets	**10,142**	10,358	9,192	2,522	2,159
Stocks	**1,046**	1,536	1,559	1,442	1,703
Creditors less debtors	**(1,181)**	(1,588)	(518)	(652)	(1,724)
Customer stage payments	**(1,237)**	(854)	(567)	(390)	(365)
Net cash *excluding cash on customers' account*	**(831)**	(899)	(825)	196	761
Provisions for liabilities and charges	**(1,281)**	(1,476)	(1,396)	(1,092)	(1,082)
Capital and reserves	**6,658**	7,077	7,445	2,026	1,452
Equity minority interests	**(20)**	(100)	(85)	(6)	—
Shareholders' funds	**6,638**	6,977	7,360	2,020	1,452
Cash on customers' account	**30**	73	99	16	27

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Cash flow statement					
Profit before interest[1]	**1,260**	950	763	638	558
Depreciation and impairment	**239**	309	189	138	161
Net capital expenditure	**(214)**	(280)	(280)	(280)	(165)
Movement in provisions excluding deferred tax	**(207)**	(215)	(210)	(93)	(63)
Customer stage payments	**405**	223	(44)	(31)	31
Working capital and sundry items	**(973)**	685	(94)	(1,211)	(307)
Operating cash flow	**510**	1,672	324	(839)	215
Net (purchases)/sales of operations	**98**	(1,459)	(1,866)	(493)	(137)
Exchange Property	**—**	—	686	—	—
Sale of Orange plc shares	**—**	—	—	764	19
Sale of Orion Network Services Inc	**—**	—	—	87	—
Net interest	**(189)**	(76)	(6)	115	32
Tax and dividends	**(381)**	(282)	(202)	(217)	(111)
Net proceeds from equity issues	**30**	71	43	18	17
Movement in net cash	**68**	(74)	(1,021)	(565)	35
Operating cash flow by business group					
Programmes	**(212)**	868			
Customer Solutions & Support	**405**	554			
International Partnerships	**255**	18			
Avionics	**70**	43			
North America	**119**	168			
Operations	**(74)**	127			
Commercial Aerospace	**118**	31			
Centre	**(171)**	(137)			
	510	1,672			

	2001	Restated[3] 2000	1999	1998	1997
Other information					
Basic earnings per share:					
Excluding goodwill amortisation and exceptional items	**23.4p**	18.8p	29.4p	27.1p	23.0p
Including goodwill amortisation and exceptional items	**(5.1)p**	(1.5)p	16.2p	38.4p	8.2p
Dividend per ordinary share	**9.0p**	8.5p	8.0p	6.5p	4.9p
Personnel numbers at year end	**70,110**	85,000	83,400	47,900	43,400
Capital expenditure *including leased assets*	**£287m**	£374m	£307m	£375m	£211m
Order book *including the group's share of joint ventures*	**£43.8bn**	£41.0bn	£36.6bn	£28.1bn	£22.1bn

[1] excluding goodwill amortisation and exceptional items.
[2] The figures for 2000 in the Five year summary have been restated following the adoption of FRS 19. It has not been practicable to restate earlier years with respect to this Financial Reporting Standard.
[3] see note 1 – Accounting policies.

As a result of the merger between BAe and MES, and the reorganisation of the group's reporting sectors, reporting of results by business group has been amended in the Five year summary.

Sales and profit/(loss) before interest analysed by business group has been presented for years 1999 to 2001 only.
Operating cash flow by business group has been presented for 2001 and 2000 only.

Shareholder information

Analysis of share register at 31 December 2001

	Ordinary shares of 2.5p				Preference shares of 25p			
	Accounts		Shares		Accounts		Shares	
	Number '000	%	Number million	%	Number '000	%	Number million	%
By category of shareholder								
Individuals	164.0	88.3	156.4	5.1	3.5	48.6	16.0	6.0
Nominee companies	16.8	9.1	2,770.3	90.9	2.1	29.2	230.2	86.4
Banks	0.4	0.2	14.3	0.5	—	—	—	—
Insurance and pension funds	—	—	20.6	0.7	—	—	1.5	0.6
Other	4.5	2.4	86.8	2.8	1.6	22.2	18.7	7.0
	185.7	100.0	3,048.4	100.0	7.2	100.0	266.4	100.0
By size of holding								
1–99	36.3	19.5	1.8	0.1	—	—	—	—
100–499	53.9	29.0	15.2	0.5	0.1	1.4	—	—
500–999	40.6	21.9	28.6	0.9	0.1	1.4	0.1	0.1
1,000–9,999	51.4	27.7	119.9	3.9	6.1	84.7	20.3	7.6
10,000–99,999	2.3	1.2	63.0	2.1	0.7	9.7	13.2	4.9
100,000–999,999	0.9	0.5	286.3	9.4	0.1	1.4	36.6	13.7
1,000,000 and over	0.3	0.2	2,533.6	83.1	0.1	1.4	196.2	73.7
	185.7	100.0	3,048.4	100.0	7.2	100.0	266.4	100.0

Registered office

6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com
Investor relations website: http://ir.baesystems.com

Registered in England & Wales, No. 1470151

Registrars

Lloyds TSB Registrars
The Causeway
Worthing, West Sussex BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 1903 502541 from outside the UK)

If you have any queries regarding your shareholding, please contact the Registrars.

Shareholder dealing service

Hoare Govett Ltd offers a low cost dealing facility enabling shareholders to acquire or dispose of BAE SYSTEMS plc ordinary shares. Commission of 1% is charged for both purchases and sales (a minimum charge of £10.00 will apply). Hoare Govett Ltd is regulated by the Financial Services Authority. If you require further information please contact:

Hoare Govett Ltd, Share Dealing Department, 250 Bishopsgate, London EC2M 4AA Telephone: +44 (0)20 7678 8300.

Share price information

The middle market price of the company's ordinary shares on 31 December 2001 was 309.5p, the range during the year was 263.5p to 384.75p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE SYSTEMS plc ordinary shares	0906 003 1890
BAE SYSTEMS plc preference shares	0906 003 5174

(Calls are charged at 60p per minute at all times.)

Alternatively you can view teletext or similar service.

Dividend reinvestment plan

The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA Telephone: 0870 241 3018 (+44 1903 502541 from outside the UK).

American Depositary Receipts

The BAE SYSTEMS plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE SYSTEMS plc ordinary shares.

JP Morgan Chase Bank is the depositary. If you should have any queries, please contact:

JP Morgan Chase Bank
ADR Service Center
PO Box 43013
Providence, TRI 02940-3013
USA
Telephone: +1 781 575 4328
www.adr.com

Financial calendar

Financial year end	31 December
Annual General Meeting	3 May 2002
Preference shares conversion date	31 May 2002
2001 final ordinary dividend payable	5 June 2002
2002 half yearly preference dividend payable	1 July 2002
2002 interim results announcement	September 2002
2002 interim ordinary dividend payable	November 2002
2002 half yearly preference dividend payable	2 January 2003
2002 full year results – preliminary announcement	February 2003
– report and accounts	April 2003
2002 final ordinary dividend payable	June 2003

Printed by Pillans & Wilson Greenaway
Designed by N P Zoller

BAE SYSTEMS
2001 Questionnaire

Please tear here

Each year we aim to improve the reporting of the group's results. To help us with this you are invited to complete this questionnaire, providing us with your views. Please tick one box per section and return using the prepaid reply service. Thank you for taking the time to complete this questionnaire.

1 How long did you spend reading this report?

☐ Less than 5 mins ☐ 5 – 10 mins ☐ 10 – 30 mins ☐ 30 mins +

2 Has reading the report improved your understanding of BAE SYSTEMS' activities and its performance in 2001?

☐ Not at all ☐ A little ☐ Adequately ☐ A lot

3 Has reading the report answered questions you had about BAE SYSTEMS?

☐ Yes ☐ No

4 If no, what additional information would you like to have?

____

____

5 How would you rate this annual report compared to others that you have read?

☐ Much worse ☐ Worse ☐ About the same ☐ Better ☐ Much better

6 What improvements would you like to see made to the report?

____

____

7 Do you have access to the internet?

☐ Yes ☐ No ☐ No, but intend to have within 1 year

8 If you have access to the internet, have you ever visited the BAE SYSTEMS website?

☐ Yes ☐ No

9 In future companies may begin to send Annual Reports to shareholders electronically, are you in favour of this?

☐ Yes ☐ No

10 If in the future, you receive an electronic version of the BAE SYSTEMS' Annual Report, would you still like to receive a printed copy?

☐ Yes ☐ No

11 Please indicate in what capacity you have read the report

☐ Private Shareholder ☐ Institutional Investor ☐ Academic Researcher ☐ Customer

☐ Supplier ☐ Employee ☐ Other

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Pillans & Wilson Holdings Ltd
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Edinburgh
EH6 0BR

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